PROSPECTUS
                               SHARPER IMAGE LOGO

3,000,000 Shares

Common Stock
(Par value $0.01 per share)

     The Sharper Image is offering 3,000,000 shares of its common stock.


     The Sharper Image common stock is traded on the Nasdaq National Market under the symbol "SHRP." On July 21, 1999, the reported last sale price of our common stock was $11.938 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


----------------------------------------------------------------------------------------------------------
                                      PRICE TO                UNDERWRITING              PROCEEDS TO
                                       PUBLIC                   DISCOUNT             THE SHARPER IMAGE
----------------------------------------------------------------------------------------------------------
Per Share                     $11.00                    $0.743                    $10.257
----------------------------------------------------------------------------------------------------------
Total                         $33,000,000               $2,227,500                $30,772,500
----------------------------------------------------------------------------------------------------------



     The Sharper Image has granted the underwriters the right to purchase up to an additional 450,000 shares of common stock to cover over-allotments.



     It is expected that delivery of the shares will be made to investors on or about July 27, 1999.


J.P. MORGAN & CO.                                     U.S. BANCORP PIPER JAFFRAY

July 22, 1999

                  [PHOTOGRAPH OF SHARPER IMAGE DESIGN PRODUCT]

            [PHOTOGRAPHS OF EXTERIOR OF STORE, CATALOG AND WEBSITE]

                   [PHOTOGRAPH OF INDIVIDUALS USING PRODUCTS]

                           -------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary........................    1
Risk Factors..............................    5
Use of Proceeds...........................   12
Price Range of Common Stock...............   12
Dividend Policy...........................   12
Capitalization............................   13
Selected Financial Information............   14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   15

                                            PAGE
                                            ----
Business..................................   24
Management................................   34
Principal Stockholders....................   36
Description of Capital Stock..............   38
Underwriting..............................   41
Legal Matters.............................   43
Experts...................................   43
Where You Can Find More Information.......   43
Index to Financial Statements.............  F-1

                           -------------------------

You should rely only on the information contained or incorporated by reference in this prospectus. To understand this offering fully, you should read this entire prospectus carefully including the financial statements and notes. We have included a brief overview of the most significant aspects of the offering itself in the prospectus summary. However, individual sections of the prospectus are not complete and do not contain all of the information that you should consider before investing in The Sharper Image's common stock. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
                           -------------------------

We own or have rights to various copyrights, trademarks and trade names used in our business. These include The Sharper Image(R), Ionic Breeze(TM) Silent Air Purifier, Wee-Bot(TM) Electronic Pet, CD Radio/Alarm Clock with Sound Soother(R), Ionic Hair Wand II(TM), Personal Cooling System(TM), Shower Companion(TM) Plus CD Player, Ultra Heart and Sound Soother(R), Quiet Power(TM) Tie Rack, Turbo-Groomer(TM), Steam Wizard(R), Power Tower(TM) and Truth Quest(TM). We also have registered Internet domain names as follows: sharperimage, sharperimagehome, auctiongalleria, thesharperimage, sharperimagewoman, sharperimagebest, sharperimageauction, tsimail, sharperimageawards, sharperimagekids, sharperimagedesign. This prospectus also includes trademarks, service marks and trade names of other companies.

Except as otherwise noted, information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Except as otherwise noted, we present all financial and operational data on a fiscal year and fiscal quarter basis. Our fiscal year ends on January 31. For example, we refer to the year ended January 31, 1999 as "fiscal 1998" or "1998." Our fiscal quarters end April 30, July 31 and October 31.

References to our common stock include rights issued under our stockholders rights agreement.

                               PROSPECTUS SUMMARY

This is a summary, and, therefore, it may not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we refer you to. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The words "Sharper Image," "we," "ours," and "us" refer to Sharper Image Corporation, but not to any of the underwriters.

                               THE SHARPER IMAGE

The Sharper Image is a leading specialty retailer of innovative, high quality products that are useful and entertaining and are designed to make life easier and more enjoyable. We offer a unique assortment of products in the electronics, recreation and fitness, personal care, houseware, travel, toy, gift and other categories. Our merchandising philosophy focuses on new and creative proprietary Sharper Image Design products, Sharper Image private label products and branded products, a portion of which we offer on an exclusive basis. Our products are marketed and sold through three primary sales channels: The Sharper Image stores, The Sharper Image catalog, and the Internet, primarily through our sharperimage.com website. We believe that our unique merchandising and creative marketing strategies have made The Sharper Image one of the most widely recognized retail brand names in the United States.

As of June 10, 1999, we operated 89 The Sharper Image stores in 27 states and the District of Columbia, which generated 67% of our total revenues in 1998 and 72% in the first quarter of 1999. During 1998, we mailed approximately 41 million The Sharper Image catalogs, excluding specialty catalogs, to over 6.5 million individuals. Catalog operations, excluding specialty catalogs, generated 24% of our total revenues in 1998 and 21% in the first quarter of 1999. The Sharper Image catalog also serves as the primary advertising vehicle for our stores. Our Internet revenues grew significantly in 1998 to $4.9 million from $1.6 million in 1997 and to $2.3 million in the first quarter of 1999 from $0.5 million in the first quarter of 1998. Our total revenues for 1998 were $243.1 million, representing a 12% increase from $216.8 million in 1997 and for the first quarter of 1999 were $40.9 million, representing a 3% increase from $39.8 million in the first quarter of 1998.

COMPETITIVE ADVANTAGES

We believe that the following competitive advantages have contributed significantly to our past success, and we intend to continue to capitalize on these advantages in executing our growth strategy:

- Strong brand name. We believe our unique merchandising and creative marketing have made The Sharper Image one of the most widely recognized retail brands in the United States. We continue to leverage our Sharper Image brand name by increasing our proprietary product offerings, growing our online and catalog businesses and opening new stores.

- Proprietary Sharper Image Design products. In recent years, we have focused significant resources on the design, development and marketing of our Sharper Image Design products, which grew to 18% of total revenues in 1998 from 8% in 1997 and to 25% of total revenues in the first quarter of 1999. We have developed and introduced over 35 new-to-market products in the last three years, with 16 new-to-market products in the last year. Of our ten best selling products during the 1998 Holiday shopping season, five were Sharper Image Design products.

- Unique product offering. The Sharper Image offers a unique assortment of new and creative products in a variety of categories. Many of our products are difficult to find elsewhere and are not easily replicated. Our merchandising philosophy focuses on Sharper Image Design products, Sharper Image private label products and branded products, a portion of which we offer on an exclusive basis. We believe our merchandising strategy limits price shopping and enhances our ability to achieve attractive margins.

- Three synergistic retail sales channels. We offer our products through three main sales channels: The Sharper Image stores, The Sharper Image catalog and the Internet, primarily through our sharperimage.com website. We believe that our three sales channels allow us to increase the visibility of our brand name, leverage our existing infrastructure and experience in marketing, order fulfillment and customer service and provide customers with increased shopping flexibility and service.

- Loyal customer base with attractive demographics. A cornerstone of our business strength has been our attractive customer base of loyal, repeat customers. These customers are typically high net worth men and women between the ages of 35 and 55, with an average yearly income in excess of $100,000. We have developed an internal database of over 10 million customer names. Our Internet presence is broadening our customer base to include a younger audience that shares our core customer demographics.

GROWTH STRATEGY

We believe that substantial opportunities exist to enhance our revenues and profitability by implementing the following growth strategy:

- Increase Sharper Image Design product offerings. A key element of our growth strategy is to continue to increase our efforts to design, develop and market innovative Sharper Image Design products that offer new features, are designed to appeal to a broad customer base, and are sold at popular price points. Our high quality proprietary products generally are unique and exclusive to the Sharper Image, which limits price shopping. Sharper Image Design products typically generate higher margins than our other products because they have broad consumer appeal and are manufactured directly for The Sharper Image.

- Increase Internet retail operations. Our goal is to offer our online customers an interactive and entertaining experience similar to our Sharper Image stores. We plan to substantially increase our Internet advertising and marketing in an effort to increase our Internet sales. The success of our online retail operations has been achieved to date with minimal incremental investment in advertising and marketing. We believe our success has been a result of our strong brand name, unique product offerings, demographically attractive customer base and established order fulfillment and customer service capabilities. We recently launched our Internet auction site as a key component of our Internet strategy. We currently have marketing partnerships with America Online, @Home, Catalog City, DoubleClick, Linkshare, Microsoft Plaza, PC World Shopping and Yahoo! Shopping.

- Broaden customer base. We believe that significant opportunities exist to attract a broader customer base by:

        c developing proprietary products at popular price points with broad market appeal,

        c offering products with wider functional appeal,

        c developing more products that appeal to women, and

        c expanding the demographic mix of our customers by reaching a younger and broader audience.

- Open new stores. We plan to continue to selectively open new stores in premium locations in the United States. We currently intend to open four stores during 1999, two of which have been opened to date. Each new store will be configured in our new format, which we believe appeals to a broader customer base and highlights our proprietary products.

Our principal executive offices are located at 650 Davis Street, San Francisco, California 94111. Our telephone number is (415) 445-6000.

                                  THE OFFERING

COMMON STOCK OFFERED BY
     THE SHARPER IMAGE.............. 3,000,000 shares

OVER-ALLOTMENT OPTION............... 450,000 shares

SHARES TO BE OUTSTANDING AFTER THE
OFFERING............................ 11,964,831 shares

USE OF PROCEEDS..................... For working capital and general corporate purposes, including investments in our
                                     Internet business and for expansion of our distribution and fulfillment capacity.

NASDAQ NATIONAL MARKET SYMBOL....... "SHRP"

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 10, 1999 and does not include 347,460 shares of common stock issuable upon exercise of outstanding stock options under our employee and non-employee director stock option plans at a weighted average exercise price of $4.12 per share.

                SUMMARY FINANCIAL DATA AND OPERATING STATISTICS

The statements of operations data for the fiscal years ended January 31, 1999, 1998 and 1997 have been derived from the financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, included elsewhere in this prospectus. The statements of operations data for the years ended January 31, 1996 and 1995 are derived from audited financial statements not included in this prospectus. The statements of operations data for the three month periods ended April 30, 1999 and 1998 and the balance sheet data as of April 30, 1999 are derived from unaudited financial statements that include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the three month period ended April 30, 1999 or any other period are not necessarily indicative of future results.

                             -----------------------------------------------------------------------
   Dollars in thousands,                                          YEAR ENDED JANUARY 31,
   except per share data          THREE MONTHS         ---------------------------------------------
                                 ENDED APRIL 30,
                             -----------------------       1999            1998            1997
 STATEMENTS OF OPERATIONS       1999         1998      (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
           DATA:             ----------   ----------   -------------   -------------   -------------
                                   (UNAUDITED)
Revenues...................     $40,859      $39,751       $243,114        $216,815        $210,245
Gross margin(1)............      20,204       18,495        118,376          99,658          98,971
Provision for loss on the
  closure of the SPA
  Collection division......          --           --             --              --          (8,000)
Operating income (loss)....      (2,816)      (3,487)         7,428           1,507          (6,928)
Earnings (loss) before
  income taxes (benefit)...      (2,852)      (3,650)         7,670             988          (7,241)
Net earnings (loss)........      (1,711)      (2,190)         4,602             593          (4,345)
Net earnings (loss) per
  share:
  Basic....................    $  (0.19)    $  (0.26)      $   0.54        $   0.07        $  (0.53)
  Diluted..................    $  (0.19)    $  (0.26)      $   0.51        $   0.07        $  (0.53)
Weighted average number of
  shares outstanding:
  Basic....................   8,944,669    8,361,017      8,532,588       8,303,425       8,260,208
  Diluted..................   8,944,669    8,361,017      9,072,832       8,537,032       8,260,208

                             -----------------------------
   Dollars in thousands,        YEAR ENDED JANUARY 31,
   except per share data     -----------------------------

                                 1996            1995
 STATEMENTS OF OPERATIONS    (FISCAL 1995)   (FISCAL 1994)
           DATA:             -------------   -------------

Revenues...................      $204,184         $188,535
Gross margin(1)............        99,672          90,264
Provision for loss on the
  closure of the SPA
  Collection division......            --              --
Operating income (loss)....           360           6,490
Earnings (loss) before
  income taxes (benefit)...           739           6,139
Net earnings (loss)........           444           3,683
Net earnings (loss) per
  share:
  Basic....................      $   0.05         $   0.44
  Diluted..................      $   0.05         $   0.41
Weighted average number of
  shares outstanding:
  Basic....................     8,249,259       8,294,378
  Diluted..................     8,682,078       8,899,289


   Dollars in thousands
    BALANCE SHEET DATA:
Cash and cash equivalents...........................................................................
Working capital.....................................................................................
Total assets........................................................................................
Long term notes payable.............................................................................
Stockholders' equity................................................................................

                             ------------------------------
                                  AS OF APRIL 30, 1999
                             ------------------------------
   Dollars in thousands         ACTUAL       AS ADJUSTED(2)
    BALANCE SHEET DATA:      -------------   --------------
Cash and cash equivalents..          $539        $ 30,822
Working capital............        14,648          44,931
Total assets...............        77,236         107,519
Long term notes payable....         2,477           2,477
Stockholders' equity.......        35,092          65,375

                             -----------------------------------------------------------------------
                                  THREE MONTHS                    YEAR ENDED JANUARY 31,
                                 ENDED APRIL 30,       ---------------------------------------------
                             -----------------------       1999            1998            1997
                                1999         1998      (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
                             ----------   ----------   -------------   -------------   -------------
   OPERATING STATISTICS:           (UNAUDITED)
Number of stores at period
  end......................          89           83             87              85              82(3)
Comparable store sales
  increase (decrease)......         6.2%         2.0%           5.3%            1.1%           (2.1)%
Annualized net sales per
  square foot(4)...........          --           --           $484            $465            $458
Number of catalogs
  mailed(5)................   8,162,000    6,962,000     41,338,000      38,261,000      34,795,000
Number of catalog
  orders(5)(6).............     103,000       73,000        543,000         391,000         389,000
Average revenue per
  transaction:
  Stores...................        $100         $104           $102            $104            $ 97
  Catalog(5)(6)............        $148         $169           $141            $158            $134

                             -----------------------------
                                YEAR ENDED JANUARY 31,
                             -----------------------------
                                 1996            1995
                             (FISCAL 1995)   (FISCAL 1994)
                             -------------   -------------
   OPERATING STATISTICS:
Number of stores at period
  end......................            78(3)           74
Comparable store sales
  increase (decrease)......           3.3%           17.8%
Annualized net sales per
  square foot(4)...........          $473             $468
Number of catalogs
  mailed(5)................    32,780,000      31,522,000
Number of catalog
  orders(5)(6).............       444,000         420,000
Average revenue per
  transaction:
  Stores...................          $106             $102
  Catalog(5)(6)............          $122             $116

-------------------------
(1) Gross margin represents net sales less cost of products.

(2) As adjusted gives effect to the sale of 3,000,000 shares of common stock being sold by The Sharper Image in this offering.

(3) Excludes six and four SPA Collection stores at January 31, 1997 and 1996.

(4) This information is not meaningful for the quarters ended April 30, 1999 and 1998.

(5) This information excludes specialty catalogs.

(6) Includes Internet transactions. Our Internet sales were $2,329,000 and $520,000 for the quarters ended April 30, 1999 and April 30, 1998, respectively, and $4,922,000, $1,633,000 and $843,000 for the years ended January 31, 1999, 1998 and 1997, respectively. Internet sales prior to February 1, 1996 were not material.

                                  RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause a decline in the trading price of our common stock, and you may lose all or part of your investment.

This prospectus also contains "forward-looking" statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and in the documents incorporated by reference in this prospectus.

RISKS SPECIFIC TO THE SHARPER IMAGE

IF WE FAIL TO OFFER MERCHANDISE THAT OUR CUSTOMERS FIND ATTRACTIVE, OUR BUSINESS AND OPERATING RESULTS WILL BE HARMED

In order to meet our strategic goals, we must successfully offer to our customers new, innovative and high quality products. Our product offerings must be affordable, useful to the customer, well made, distinctive in design, and not widely available from other retailers. We cannot predict with certainty that we will successfully offer products that meet these requirements in the future.

If other retailers, especially department stores or discount retailers, offer the same products or products similar to those we sell or if our products become less popular with our customers, our sales may decline or we may decide to offer our products at lower prices. If customers buy fewer of our products or if we have to reduce our prices, our revenues and earnings will decline.

In addition, we must be able to deliver our merchandise in sufficient quantities to meet the demands of our customers and deliver this merchandise to customers in a timely manner. We must be able to maintain sufficient inventory levels, particularly during peak selling seasons. Our future results would be adversely affected if we are not successful in achieving these goals.

Our success depends on our ability to anticipate and respond to changing product trends and consumer demands in a timely manner. Our products must appeal to a broad range of consumers whose preferences we cannot predict with certainty and may change between sales seasons. If we misjudge either the market for our products or our customers' purchasing habits, our sales may decline, our inventories may increase or we may be required to sell our products at lower prices. This would result in a negative effect on our business.

OUR QUARTERLY OPERATING RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND SEASONALITY

Our business is highly seasonal, reflecting the general pattern of peak sales and earnings for the retail industry during the Holiday shopping season. A substantial portion of our total revenues and all or most of our net earnings occur during our fourth quarter ending January 31. During our 1998 and 1997 fiscal years, our total revenues for the fourth quarter ending January 31 accounted for more than 40% of total revenues for the full fiscal year. In anticipation of increased sales activity during the fourth quarter, we incur significant additional expenses, including significantly higher inventory costs and the costs of hiring a substantial number of temporary employees to supplement our regular store staff. If for any reason our sales were to be substantially below those normally expected during the fourth quarter, our annual results would be adversely affected. Due to this seasonality, our operating results for any one period may not be indicative of our operating results for the full fiscal year.

Our operating results during the other quarters of the year are generally lower and we have historically experienced losses in these periods. It is likely that we will experience similar losses in the future in these periods. Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including among other things, the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, changes in our merchandise mix and net catalog sales.

In addition, like other retailers we typically make merchandising and purchasing decisions well in advance of the Holiday shopping season. As a result, poor economic conditions or differences from projected customer demand for our products during the fourth quarter could result in lower revenues and earnings.

OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO DESIGN, DEVELOP, OBTAIN AND TIMELY DELIVER OUR PROPRIETARY PRODUCTS

We are increasingly dependent on the success of the proprietary products that we design and develop for our customers. We must design and develop products that meet the demands of our customers and manufacture these products cost-effectively. We rely solely on our contract manufacturers, most of whom are located in Asia, to produce these products in sufficient quantities to meet customer demand and to obtain and deliver these products to our customers in a timely manner. These arrangements are subject to the risks of relying on products manufactured outside the United States, including political unrest and trade restrictions, currency fluctuations, work stoppages, and economic uncertainties including inflation and foreign government regulations. If we are unable to successfully design and develop or to obtain and timely deliver sufficient quantities of these products, our operating results may be adversely affected.

OUR INTERNET STRATEGY MAY NOT SUCCEED

Our growth strategy depends in substantial part on our ability to significantly increase sales of our products over the Internet. We believe that, in order to continue to grow our business and to achieve our goals, we need to market and sell our products to our current customers and new customers through channels other than store and catalog operations. We are pursuing opportunities to sell our products over the Internet through our website sharperimage.com as well as through Internet marketing partnerships with America Online, @Home, Catalog City, DoubleClick, LinkShare, Microsoft Plaza, PC World Shopping and Yahoo! Shopping. This is a new business and marketing strategy for us and involves risks and uncertainties. We may not succeed in marketing our products over the Internet. In addition, our Internet strategy will require us to significantly increase our online advertising and marketing expenditures. If these expenditures do not result in significant sales, our results of operations will be adversely affected.

WE FACE RISKS ASSOCIATED WITH EXPANSION OF OUR STORE OPERATIONS

We plan to continue to increase the number of The Sharper Image stores in the future in order to grow our revenues. Our ability to expand will depend in part on the following factors:

     - the availability of attractive store locations;

     - our ability to negotiate favorable lease terms;

     - our ability to identify customer demand in different geographic areas;

     - general economic conditions; and

     - the availability of sufficient funds for expansion.

As we continue to expand, we have started to and may continue to become concentrated in limited geographic areas. This could increase our exposure to customer demand, weather, competition, distribution problems, and poor economic conditions in these regions. In addition, our catalog sales, including Internet sales, or existing store sales in a specific region may decrease as a result of new store openings.

In order to continue our expansion, we will need to hire additional management and staff for our corporate offices and employees for each new store. We must also expand our management information systems and distribution systems to serve these new stores. If we are unable to hire necessary personnel or grow our existing systems, our expansion efforts may not succeed and our operations may suffer.

Some of our expenses will increase with the opening of new stores. If store sales are inadequate to support these new costs, our profitability will decrease. For example, inventory costs will increase as we increase inventory levels to supply additional stores. We may not be able to manage this increased inventory without decreasing our profitability. We may need additional financing in excess of our current credit facility to be used for new store openings. Furthermore, our current credit facility has various loan covenants we must comply with in order to maintain the credit facility. We cannot predict with certainty that we will be successful in obtaining additional funds or new credit facilities on favorable terms or at all.

WE ARE DEPENDENT ON THE SUCCESS OF OUR ADVERTISING AND MARKETING EFFORTS

Our revenues depend in part on our ability to effectively market and advertise our products through The Sharper Image catalog and other advertising vehicles. Increases in advertising, paper costs or postage may limit our ability to advertise without reducing our profitability. If we decrease our advertising efforts due to increased advertising costs or for any other reason, our future operating results may be materially adversely affected. We are also testing other advertising media, such as television (infomercials) and are planning to significantly increase advertising and marketing over the Internet. Expenditures on these and other media are expected to increase, but may not produce a sufficient level of sales to cover such expenditures, which would reduce our profitability.

WE RELY ON OUR CATALOG OPERATIONS

Our success depends in part on the success of our catalog operations. We believe that the success of our catalog operations depends on the following factors:

     - our ability to achieve adequate response rates to our mailings;

     - our ability to continue to offer a merchandise mix that is attractive to our mail order customers;

     - our ability to cost-effectively add new customers; and

     - our ability to cost-effectively design and produce appealing catalogs.

Catalog production and mailings entail substantial paper, postage, merchandise acquisition and human resource costs, including costs associated with catalog development and increased inventories. We incur nearly all of these costs prior to the mailing of each catalog. As a result, we are not able to adjust the costs being incurred in connection with a particular mailing to reflect the actual performance of the catalog. If we were to experience a significant shortfall in anticipated revenue from a particular mailing, and thereby not recover the costs associated with that mailing, our future results would be adversely affected. In addition, response rates to our mailings and, as a result, revenues generated by each mailing are affected by factors such as consumer preferences, economic conditions, the timing and mix of catalog mailings and changes in our merchandise mix, several of which may be outside our control. Further, we have historically experienced fluctuations in the response rates to our catalog mailings. If we are unable to accurately target the appropriate segment of the consumer catalog market or to achieve adequate response rates, we could experience lower sales, significant markdowns or write-offs of inventory and lower margins, which would adversely affect our future results.

OUR NEW BUSINESS LINES MAY NOT SUCCEED

In the past we have tested new lines of business that have not always proven profitable. We continually examine and evaluate all sales channels for profitability. We may decide to develop new business lines or to acquire additional businesses in the future, and we cannot predict whether such efforts will be successful. During 1998, we discontinued our test mailing of catalogs for The Sharper Image Home Collection concept which we initiated in January 1996. Additionally, during 1997 we closed our SPA Collection division and eliminated our SPA Collection catalog after critical evaluation of its operating results and prospects. The failure of new business lines or acquisitions could adversely affect our future results.

OUR CATALOG AND MERCHANDISE DELIVERY COSTS ARE UNPREDICTABLE

Historically, a significant portion of our revenues have been from purchases made by customers from The Sharper Image catalog. Increases in the costs of producing and distributing the catalog may reduce the profitability of our catalog sales. Specifically, we may experience increases in postage, paper or shipping costs due to factors beyond our control. As a result, our future results may be adversely affected.

We maintain an annual contract that expires July 15, 1999 with a major package carrier for the delivery of merchandise ordered through our catalog and the Internet. Although we have no reason to believe that we will not be able to renegotiate the contract, there can be no assurance that, once this contract expires or is terminated, we will be able to negotiate similar or better terms with this major carrier or another shipping company or that the resulting contract(s) will be on terms favorable to us. Our inability to secure suitable or commercially favorable contracts for the delivery of our merchandise could have an adverse effect on our future results.

WE DEPEND ON OUR VENDORS' ABILITY TO TIMELY DELIVER SUFFICIENT QUANTITIES OF PRODUCTS

Our performance depends on our ability to purchase our products in sufficient quantities at competitive prices and on our vendors' ability to make and deliver high quality products in a cost effective, timely manner. Some of our smaller vendors have limited resources, production capacities and limited operating histories. We have no long-term purchase contracts or other contracts that provide continued supply, pricing or access to new products and any vendor or distributor could discontinue selling to us at any time. We cannot assure you that we will be able to acquire the products we desire in sufficient quantities or on terms that are acceptable to us in the future. In addition, we cannot assure you that our vendors will make and deliver high quality products in a cost-effective, timely manner. We may also be unable to develop relationships with new vendors. All products we purchase from vendors in Asia must be shipped to our distribution centers by freight carriers and we cannot assure you that we will be able to obtain sufficient freight capacity at favorable rates. Our inability to acquire suitable products in a cost-effective, timely manner or the loss of one or more key vendors or freight carriers could have a negative effect on our business.

Additionally, our relationships with our vendors are also subject to the risks of relying on products manufactured outside the United States, including political unrest and trade restrictions, work stoppages, economic uncertainties including inflation, foreign government regulation and currency fluctuations. Because 75% of our products were manufactured in various countries in Asia, primarily China, during 1998, any significant disruption in any of these countries may impair our ability to obtain sufficient quantities of products in a timely manner.

WE FACE RISKS RELATING TO CUSTOMER SERVICE

Our ability to provide customer service depends, to a large degree, on the efficient and uninterrupted operation of our two call centers, our contracting services with third party call centers and our sharperimage.com website. Any material disruption or slowdown in our order processing systems resulting from labor disputes, telephone or Internet down times, electrical outages, mechanical problems, human error or accidents, fire, earthquakes, natural disasters, or comparable events could cause delays in our ability to receive orders by telephone or over the Internet and distribute orders, and may cause orders to be lost or to be shipped or delivered late. As a result, customers may be unable to place orders, cancel orders or refuse to receive goods on account of late shipments, which would result in a reduction of net sales and could mean increased administrative and shipping costs. We cannot assure you that telephone call volumes will not exceed our present telephone system capacity. If this occurs, we could experience telephone answer delays and delays in placing orders. Because our strategies depend in part on maintaining our reputation for superior levels of customer service, any impairment of our customer service reputation could have an adverse effect on our business.

WE FACE RISKS ASSOCIATED WITH OUR DISTRIBUTION AND FULFILLMENT OPERATIONS

We conduct all of our distribution operations and all of our catalog and Internet order processing fulfillment functions from a single facility in Little Rock, Arkansas. We also use contract warehouse facilities for additional seasonal requirements. Any disruption in the operations at the distribution center, particularly during the Holiday shopping season, could have a negative effect on our business. In addition, we rely upon third party carriers for our product shipments, including shipments to and from all of our stores. As a result, we are subject to certain risks, including employee strikes and inclement weather, associated with such carriers' ability to provide delivery services to meet our shipping needs. We are also dependent on temporary employees to adequately staff our distribution facility, particularly during busy periods such as the Holiday shopping season. We cannot assure you that we will continue to receive adequate assistance from our temporary employees, or that we will continue to have access to sufficient sources of temporary employees.

RESULTS FOR OUR COMPARABLE STORE SALES MAY FLUCTUATE

Our comparable store sales are affected by a variety of factors, including, among others:

     - customer demand in different geographic regions;

     - our ability to efficiently source and distribute products;

     - changes in our product mix;

     - effects of competition; and

     - general economic conditions.

Our comparable store sales have fluctuated significantly in the past and we believe that such fluctuations may continue.

Our results are not necessarily indicative of future results, and we cannot assure you that our comparable store sales results will not decrease in the future. Any changes in our comparable store sales results could affect our future operating performance and cause the price of our common stock to fluctuate.

WE EXPERIENCE INTENSE COMPETITION IN THE RAPIDLY CHANGING RETAIL MARKETS

We operate in a highly competitive environment. We principally compete with a variety of department stores, sporting goods stores, discount stores, specialty retailers and other catalogs that offer products similar to or the same as our products. We may increasingly compete with major Internet retailers. Many of our competitors are larger companies with greater financial resources, a wider selection of merchandise and a greater inventory availability. If we experience increased competition, our business and operating results could be adversely affected.

The United States retail industry, and the specialty retail industry in particular, is dynamic in nature and has undergone significant changes over the past several years. Our ability to anticipate and successfully respond to continuing challenges is critical to our long term growth.

WE MAY BE SUBJECT TO REGULATIONS REGARDING STATE SALES AND USE TAX ON CATALOG AND INTERNET SALES AND OTHER INTERNET REGULATION

Our business may be affected by the adoption of regulations or rules governing the sale of our products, with regard to state sales and use taxes and the regulation of the Internet. Because we have broad store presence, we are currently required to collect taxes for the majority of our catalog and Internet transactions. However, any unfavorable change in the state sales and use taxes which affects our catalog and Internet sales could adversely affect our business and results of operations. In addition, the Internet at present is largely unregulated and we are unable to predict whether significant regulations or taxes will be imposed on Internet commerce in the near future. We are unable to predict how such regulations could affect the further development of our Internet business.

POOR ECONOMIC CONDITIONS MAY HURT OUR BUSINESS

Certain economic conditions that affect the level of consumer spending on our products include the following:

     - general business conditions;

     - interest rates;

     - taxation; and

     - consumer confidence in future economic conditions.

Our business could be negatively affected by a recession or poor economic conditions and any related decline in consumer demand for discretionary items such as our products. Because we purchase merchandise from foreign entities and use foreign manufacturers on a contract basis for Sharper Image Design products and other private label products, we are subject to risks resulting from fluctuations in the economic conditions in foreign countries. The majority of our vendors and manufacturers are located in various countries in Asia, and as a result, our business may be particularly impacted by changes in the political, social, legal, and economic conditions in these countries. Additionally, weather and product transportation problems could affect our ability to maintain adequate inventory levels and adversely affect our future results.

WE DEPEND ON OUR KEY PERSONNEL

Our success depends to a significant extent upon the abilities of our senior management, particularly Richard Thalheimer, our founder, Chairman and Chief Executive Officer. The loss of the services of any of the members of our senior management or of certain other key employees could have a significant adverse effect on our business. We maintain key man life insurance on Mr. Thalheimer in the amount of $15 million. In addition, our performance will depend upon our ability to attract and retain qualified management, merchandising and sales personnel. There can be no assurance that Mr. Thalheimer and the other members of our existing management team will be able to manage our company or our growth or that we will be able to attract and hire additional qualified personnel as needed in the future.

EXCESSIVE MERCHANDISE RETURNS COULD HARM OUR BUSINESS

As part of our customer service commitment, we maintain a liberal merchandise return policy which allows customers to return most merchandise. We make allowances for returns of catalog and Internet sales in our financial statements based on historical return rates. We cannot assure you that actual merchandise returns will not exceed our allowances. In addition, because our allowances are based on historical return rates, we cannot assure you that the introduction of new merchandise in our stores or catalogs, the opening of new stores, the introduction of new catalogs, increased sales over the Internet, changes in the merchandise mix or other factors will not cause actual returns to exceed return allowances. Any significant increase in merchandise returns that exceed our allowances could adversely affect our future results.

WE MAY BE SUBJECT TO RISKS ASSOCIATED WITH OUR PRODUCTS, INCLUDING PRODUCT LIABILITY OR PATENT AND TRADEMARK INFRINGEMENT CLAIMS

Our current and future products may contain defects which could subject us to product liability claims. Although we maintain limited products liability insurance, if any successful products liability claim is not covered by or exceeds our insurance, our business, results of operation and financial condition would be harmed. Additionally, third parties may assert claims against us alleging infringement, misappropriation or other violations of patent, trademark or other proprietary rights, whether or not such claims have merit. Such claims can be time consuming and expensive to defend and could require us to cease using and selling the allegedly infringing products and to incur significant litigation costs and expenses.

FAILURE OF OUR COMPUTER SYSTEMS OR OUR BUSINESS PARTNERS' COMPUTER SYSTEMS TO RECOGNIZE THE YEAR 2000 COULD NEGATIVELY AFFECT OUR BUSINESS

We recognize that the arrival of the Year 2000 poses a unique worldwide challenge to the ability of all systems to recognize the date change from December 31, 1999 to January 1, 2000. We have assessed our computer and business processes and we are reprogramming our computer applications to provide for their continued functionality. We are currently assessing the readiness of our vendors and other third parties with which we interface.

We are presently unable to assess the likelihood that we will experience operational problems due to unresolved Year 2000 problems of third parties with whom we do business. We cannot assure you that other entities will achieve timely Year 2000 compliance; and if they do not, Year 2000 problems could have an adverse effect on our operations. Where commercially reasonable to do so, we intend to assess our risks with respect to failure by third parties to be Year 2000 compliant and to seek to mitigate those risks. If we cannot achieve such mitigation, Year 2000 problems could have an adverse effect on our operations.

Our estimated remediation cost for this project is between $400,000 and $600,000, and is being funded through operating cash flows. We will incur operating costs related to Year 2000 compliance projects over several quarters and we will expense such costs as incurred. Through April 30, 1999, we have incurred expenses totaling approximately $315,000 on work related to Year 2000 compliance.

Our estimates of the costs of achieving Year 2000 compliance and the date by which Year 2000 compliance will be achieved are based on management's best estimates, which were derived using numerous assumptions about future events including the continued availability of certain resources, third party modification plans and other factors.

However, we cannot assure you that these estimates will be achieved, and actual results could differ materially from these estimates. Specific factors that might cause such material differences include, but are not limited to the following:

     - the availability and cost of personnel trained in Year 2000 remediation work;

     - the ability to locate and correct all computer codes;

     - our vendors and suppliers success in reaching Year 2000 readiness; and

     - the timely availability of necessary replacement items.

We presently believe that the most reasonably likely worst-case scenarios that we might confront with respect to Year 2000 issues have to do with third parties not being Year 2000 compliant. We are presently evaluating vendor and customer compliance and will develop contingency plans, such as alternate vendor opportunities, after obtaining compliance evaluations. We intend to develop contingency plans by September 1999.

RISKS SPECIFIC TO THE OFFERING

WE ARE CONTROLLED BY A SINGLE STOCKHOLDER

As of June 10, 1999, Richard Thalheimer beneficially owned approximately 55.1% (41.5% upon completion of the offering) of all of the outstanding shares of the common stock of our company. As a result, Mr. Thalheimer will continue to exert substantial influence over the election of directors and over our corporate actions.

OUR COMMON STOCK PRICE IS VOLATILE

Our common stock is quoted on the Nasdaq National Market, which has experienced and is likely to experience in the future significant price and volume fluctuations which could reduce the market price of our common stock without regard to our operating performance. Additionally, as our Internet business grows, we may become increasingly subject to stock price fluctuations associated with companies operating in the Internet sector. We believe that among other factors, any of the following factors could cause the price of the common stock to fluctuate substantially:

     - quarterly fluctuations in our comparable store sales;

     - announcements by other accessory and gift item retailers;

     - the trading volume of our common stock in the public market;

     - general economic conditions; and

     - financial market conditions.

OUR CHARTER DOCUMENTS, OUR STOCKHOLDERS RIGHTS AGREEMENT AND DELAWARE LAW MAY MAKE A TAKEOVER MORE DIFFICULT

We are a Delaware corporation. The Delaware General Corporation Law contains certain provisions that may make a change in control of our company more difficult or prevent the removal of incumbent directors. In addition, our Certificate of Incorporation and Bylaws and our recently adopted stockholders rights agreement contain provisions that have the same effect. These provisions may have a negative impact on the price of our common stock, may discourage third-party bidders from making a bid for our company or may reduce any premiums paid to stockholders for their common stock.

                                USE OF PROCEEDS


The net proceeds to The Sharper Image from the sale of 3,000,000 shares of the common stock offered by The Sharper Image, after deducting underwriting discounts and commissions and estimated expenses payable by us, are estimated to be approximately $30.3 million, or $34.9 million if the underwriter's over-allotment option is exercised in full. The Sharper Image intends to use the net proceeds of the offering for working capital and for general corporate purposes, including investments in our Internet business and for expansion of our distribution and fulfillment capacity. Pending use of the net proceeds, we will invest the net proceeds in short-term investment grade securities.


                          PRICE RANGE OF COMMON STOCK

Our shares of common stock are traded on the Nasdaq National Market System under the symbol "SHRP." The prices set forth below represent reported last sale prices of our common stock.


                                                                -------------
                                                                HIGH      LOW
                                                                -------------
FISCAL 1997
First Quarter...............................................    $ 4 1/2   $ 3 1/8
Second Quarter..............................................      4         2 7/8
Third Quarter...............................................      3 13/16   2 13/16
Fourth Quarter..............................................      4 1/4     3

FISCAL 1998
First Quarter...............................................    $ 8 1/4   $ 4 1/16
Second Quarter..............................................      7 15/16   4 7/8
Third Quarter...............................................      5 3/8     2 21/32
Fourth Quarter..............................................     21 3/16    3 13/16

FISCAL 1999
First Quarter...............................................    $17       $ 9 15/16
Second Quarter through July 21, 1999........................     12 5/16    8 1/4



On July 21, 1999, the reported last sale price of our common stock was $11.938. As of May 31, 1999, there were approximately 443 holders of record of our common stock.


                                DIVIDEND POLICY

We have not paid any dividends since our inception. We currently intend to retain any earnings for use in developing and growing our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Additionally, our revolving secured credit facility with our current lender contains limitations on dividend payments.

                                 CAPITALIZATION

The following table sets forth our capitalization and certain other information as of April 30, 1999 (a) on an actual basis and (b) on an as adjusted basis to give effect to the issuance of the common stock offered by The Sharper Image (assuming no exercise of the underwriters' over-allotment option), as described under "Use of Proceeds." This table should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.


                                                              ----------------------
                                                               AS OF APRIL 30, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
Dollars in thousands                                          -------    -----------
Cash and cash equivalents...................................  $   539      $30,822
                                                              =======      =======

Long-term obligations.......................................  $ 2,477      $ 2,477
                                                              -------      -------

Stockholders' equity:
Preferred Stock, $.01 par value; authorized 3,000,000
  shares; no shares issued and outstanding..................       --           --
Common Stock, $.01 par value; authorized 25,000,000 shares;
  issued and outstanding, 8,964,048 shares (actual) and
  11,964,048 shares (as adjusted)(1)........................       89          119
Additional paid in capital..................................   12,743       42,996
Retained earnings...........................................   22,260       22,260
                                                              -------      -------
  Total stockholders' equity................................   35,092       65,375
                                                              -------      -------
  Total capitalization......................................  $37,569      $67,852
                                                              =======      =======


-------------------------
(1) As of April 30, 1999, excludes 339,460 shares of common stock issuable pursuant to outstanding employee stock options under our employee and non-employee director stock option plans at a weighted average exercise price of $3.98 per share. See Note G of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

The following selected financial data is qualified by reference to and should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statements of operations data for the fiscal years ended January 31, 1999, 1998 and 1997 and balance sheet data as of January 31, 1999 and 1998 are derived from financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, included elsewhere in this prospectus. The statements of operations data for the years ended January 31, 1996 and 1995 and the balance sheet data as of January 31, 1997, 1996 and 1995 are derived from audited financial statements not included in this prospectus. The statements of operations data for the three month periods ended April 30, 1999 and 1998 and the balance sheet data as of April 30, 1999 and 1998 are derived from unaudited financial statements that include, in the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The results of operations for the three month period ended April 30, 1999 or any other period are not necessarily indicative of future results.

                           -------------------------------------------------------------------------------------------------------
  Dollars in thousands,                                                         YEAR ENDED JANUARY 31,
  except per share data      THREE MONTHS ENDED      -----------------------------------------------------------------------------
                                  APRIL 30,
                           -----------------------       1999            1998            1997            1996            1995
STATEMENTS OF OPERATIONS      1999         1998      (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)   (FISCAL 1995)   (FISCAL 1994)
          DATA             ----------   ----------   -------------   -------------   -------------   -------------   -------------
                                 (UNAUDITED)
Revenues.................  $   40,859   $   39,751    $  243,114      $  216,815      $  210,245      $  204,184      $  188,535
Gross margin(1)..........      20,204       18,495       118,376          99,658          98,971          99,672          90,264
Provision for loss on the
  closure of the SPA
  Collection division....          --           --            --              --          (8,000)             --              --
Operating income
  (loss).................      (2,816)      (3,487)        7,428           1,507          (6,928)            360           6,490
Earnings (loss) before
  income taxes
  (benefit)..............      (2,852)      (3,650)        7,670             988          (7,241)            739           6,139
Net earnings (loss)......      (1,711)      (2,190)        4,602             593          (4,345)            444           3,683
Net earnings (loss) per
  share --
  Basic..................  $    (0.19)  $    (0.26)   $     0.54      $     0.07      $    (0.53)     $     0.05      $     0.44
  Diluted................  $    (0.19)  $    (0.26)   $     0.51      $     0.07      $    (0.53)     $     0.05      $     0.41
Weighted average number
  of shares outstanding:
  Basic..................   8,944,669    8,361,017     8,532,588       8,303,425       8,260,208       8,249,259       8,294,378
  Diluted................   8,944,669    8,361,017     9,072,832       8,537,032       8,260,208       8,682,078       8,899,289

                           -------------------------------------------------------------------------------------------------------
                               AS OF APRIL 30,                                     AS OF JANUARY 31,
                           -----------------------   -----------------------------------------------------------------------------
  Dollars in thousands        1999         1998          1999            1998            1997            1996            1995
   BALANCE SHEET DATA      ----------   ----------   -------------   -------------   -------------   -------------   -------------
                                 (UNAUDITED)
Cash and cash
  equivalents............  $      539   $      483    $    8,389      $    3,501      $   10,873      $   12,476      $   18,193
Working capital..........      14,648       17,520        16,003          11,633           9,429          17,233          23,011
Total assets.............      77,236       72,509        82,045          78,662          78,804          70,456          64,036
Long term notes
  payable................       2,477        3,059         2,513           3,299           4,245           3,355             838
Stockholders' equity.....      35,092       26,988        36,649          29,156          28,449          32,758          32,792

-------------------------

(1) Gross margin represents net sales less cost of products.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the "Selected Financial Data" and our Financial Statements and the related Notes thereto which are included elsewhere in this prospectus.

OVERVIEW

The Sharper Image is a leading specialty retailer of innovative, high quality products that are useful and entertaining and are designed to make life easier and more enjoyable. We offer a unique assortment of products in the electronics, recreation and fitness, personal care, houseware, travel, toy, gift and other categories. Our merchandising philosophy focuses on new and creative proprietary Sharper Image Design products, Sharper Image private label products and branded products, a portion of which we offer on an exclusive basis. Our products are marketed and sold through three primary sales channels: The Sharper Image stores, The Sharper Image catalog, and the Internet, primarily through our sharperimage.com website.

During fiscal 1998, our total revenues increased to $243.1 million from $216.8 million for fiscal 1997 and to $40.9 million in the first quarter of 1999 from $39.8 million in the first quarter of 1998. Gross margins increased to 49.0% for fiscal 1998 from 46.3% for fiscal 1997 and to 49.9% in the first quarter of 1999 from 47.1% in the first quarter of 1998. The Sharper Image stores generated approximately 67% of our total revenues in fiscal 1998 and 72% in the first quarter of 1999. Comparable store sales increased 5.3% for fiscal 1998 and 6.2% for the first quarter of 1999. Our catalog operations contributed approximately 24% of our total revenues in fiscal 1998 (29% including our Home Collection catalog, which was discontinued in fiscal 1998), and 21% in the first quarter of 1999. We mailed approximately 41 million Sharper Image catalogs during fiscal 1998 (44 million including our Home Collection catalog). The newest sales and marketing channel for The Sharper Image is our Internet operations. Internet sales were approximately $4.9 million, or 2% of our total revenues, for fiscal 1998, as compared to $1.6 million for fiscal 1997, and approximately $2.3 million, or 6% of total revenues, for the first quarter of 1999, as compared to $0.5 million for the first quarter of 1998. Net earnings for fiscal 1998 increased to $4.6 million from $0.6 million during fiscal 1997 and our net loss decreased to $1.7 million in the first quarter of 1999 from $2.2 million in the first quarter of 1998.

In recent years, we have focused significant resources on the development and marketing of our Sharper Image Design products and Sharper Image private label products, which are exclusive to The Sharper Image. Sharper Image Design products typically generate higher sale margins than our other products and, we believe, broaden our customer reach. During the last three years, we have developed and introduced over 35 new-to-market Sharper Image Design products, 16 of which were introduced in fiscal 1998. Of our ten best selling products during the fiscal 1998 Holiday shopping season, five products were Sharper Image Design products. We have increased the percentage of our sales attributable to Sharper Image Design products to 25.4% for the first quarter of 1999 from 18% in fiscal 1998 and 8% in fiscal 1997. This increase contributed significantly to a 2.8 percentage point gross margin increase in the first quarter of 1999 over the first quarter of 1998 and a 2.7 percentage point improvement during fiscal 1998 over fiscal 1997. One of our key strategic goals is to continue to increase the proportion of our sales derived from Sharper Image Design products.

As of June 10, 1999, we operated 89 The Sharper Image stores in 27 states and the District of Columbia, and our licensees operated six stores internationally and two airport stores in the United States. During the past three fiscal years, we have opened an average of four to six The Sharper Image stores each year. During fiscal 1998, we opened four new stores, and closed two stores at the maturity of their leases. In January 1997, we closed the SPA Collection division, including several SPA stores, and incurred a one-time charge of $8.0 million related to the closing. We are currently planning to open four new The Sharper Image stores during fiscal 1999, two of which were opened as of June 10, 1999.

In addition to our store and catalog operations, we market and sell our products over the Internet, primarily through our sharperimage.com website, which was established in 1995. Internet sales were $4.9 million for fiscal 1998, a 201% increase from $1.6 million during fiscal 1997 and $2.3 million in the first quarter of 1999, a 348% increase from $0.5 million in the first quarter of 1998. We believe that the Internet will continue to provide The Sharper Image with a significant marketing and sales opportunity. We plan to devote an increasing amount of resources to the continued development of our Internet operations, including advertising and marketing and enhancing the technical capabilities of our website and entering into strategic relationships with major Internet companies.

RESULTS OF OPERATIONS

The following table sets forth the results of operations expressed as a percentage of total revenues for the periods indicated.

                                         ------------------------------------------------------------------------------
                                          THREE MONTHS ENDED APRIL 30,            FISCAL YEAR ENDED JANUARY 31,
                                         ------------------------------   ---------------------------------------------
                                                                              1999            1998            1997
                                             1999             1998        (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
REVENUES:                                -------------    -------------   -------------   -------------   -------------
                                                  (UNAUDITED)
  Net store sales......................       71.6%            66.7%           66.8%           69.9%           71.0%
  Net catalog sales(1).................       20.5             30.0            29.1            27.1            25.5
  Net Internet sales...................        5.7              1.3             2.0             0.7             0.4
  Net wholesale sales..................        1.3              0.7             1.4             1.5             1.9
  List rental..........................        0.7              0.8             0.5             0.5             0.6
  Licensing............................        0.2              0.5             0.2             0.3             0.6
                                             -----            -----           -----           -----           -----
TOTAL REVENUES.........................      100.0            100.0           100.0           100.0           100.0
COSTS AND EXPENSES:
  Cost of products.....................       49.6             52.2            50.6            53.3            51.8
  Buying and occupancy.................       16.5             15.9            10.8            11.0            11.4
  Advertising and promotion............       10.4             11.4            11.2            10.5            12.2
  General, selling, and
     administrative....................       30.4             29.3            24.3            24.5            24.1
  Provision for loss due to closure of
     SPA Collection division...........         --               --              --              --             3.8
                                             -----            -----           -----           -----           -----
OPERATING INCOME (LOSS)................       (6.9)            (8.8)            3.1             0.7            (3.3)
Other income (expense).................       (0.1)            (0.4)            0.1            (0.2)           (0.2)
                                             -----            -----           -----           -----           -----
EARNINGS (LOSS) BEFORE
  INCOME TAX (BENEFIT).................       (7.0)            (9.2)            3.2             0.5            (3.5)
Income tax (benefit)...................       (2.8)            (3.7)            1.3             0.2            (1.4)
                                             -----            -----           -----           -----           -----
NET EARNINGS (LOSS)....................       (4.2)%           (5.5)%           1.9%            0.3%           (2.1)%
                                             =====            =====           =====           =====           =====

The following table sets forth the components of total revenues for the periods indicated.

                                        ------------------------------------------------------------------------------------
                                          THREE MONTHS ENDED APRIL 30,                FISCAL YEAR ENDED JANUARY 31,
                                        ---------------------------------    -----------------------------------------------
                                                                                 1999             1998             1997
                                            1999                1998         (FISCAL 1998)    (FISCAL 1997)    (FISCAL 1996)
                                        -------------       -------------    -------------    -------------    -------------
        Dollars in thousands                       (UNAUDITED)
Net store sales.....................          $29,240             $26,502         $162,371         $151,589         $149,321
Net catalog sales(1)................            8,373              11,944           70,750           58,772           53,577
Net Internet sales..................            2,329                 520            4,922            1,633              843
Net wholesale sales.................              542                 272            3,464            3,199            4,029
                                        -------------       -------------    -------------    -------------    -------------
TOTAL NET SALES.....................           40,484              39,238          241,507          215,193          207,770
List rental.........................              282                 322            1,088              982            1,177
Licensing...........................               93                 191              519              640            1,298
                                        -------------       -------------    -------------    -------------    -------------
TOTAL REVENUES......................          $40,859             $39,751         $243,114         $216,815         $210,245
                                        =============       =============    =============    =============    =============

-------------------------
(1) Includes specialty catalogs.

Comparison of three months ended April 30, 1999 with three months ended April 30, 1998.

Net Sales. Net sales of $40,484,000 for the three-month period ended April 30, 1999, increased $1,246,000 or 3.2% from the comparable period of the prior fiscal year. The increase in net sales reflects an increase of approximately 13% in net sales derived from Sharper Image stores, The Sharper Image catalog and Internet operations, partially offset by the decrease in net sales attributable to the decrease in the Sharper Image Home Collection catalog sales due to the discontinuance of the test mailing of that catalog in fiscal 1998. Returns and allowances for the three-month period ended April 30, 1999, were 11.3% of sales, as compared with 13.0% of sales for the comparable prior year period. Management believes that continued increases in sales of Sharper Image Design proprietary products and Internet transactions were key to the achievement of the overall increase in net sales.

For the three-month period ended April 30, 1999 as compared with the same period last year, net store sales increased $2,738,000, or 10.3% and comparable store sales increased 6.2%. The increase in net store sales resulted from a 15.3% increase in total store transactions, which was partially offset by a 4.3% decrease in average revenue per transaction. The increase in net store sales for the three-month period ended April 30, 1999 is also attributable to the opening of six new stores since April 30, 1998, partially offset by the effects of closing two stores, each of which closed at its lease maturity during the quarter ended April 30, 1998.

For the three-month period ended April 30, 1999, net catalog sales decreased $3,571,000, or 29.9%, as compared with the same period last year. The primary reason for the decrease in net catalog sales was the decrease in the Sharper Image Home Collection catalog sales due to the discontinuation of the test mailing of that catalog in fiscal 1998. The net catalog sales decrease attributable to the Home Collection catalog was $3,444,000 for the quarter ended April 30, 1999 compared to the same period last year. Excluding the operations of Home Collection catalog, net catalog sales decreased $127,000, or 1.5% for the three-month period ended April 30, 1999 compared to the same prior year period. This decrease in net catalog sales reflects a 3.8% decrease in average revenue per transaction, which was partially offset by an increase of 2.4% in transactions compared to the same prior year period. Management believes the decrease in Sharper Image catalog sales is also attributable to a 7.4% decrease in Sharper Image catalog pages circulated in the three-month period ended April 30, 1999 as compared to the same period last year. Management is continually reviewing the pages and the number of catalogs circulated in its efforts to enhance the effectiveness of its advertising.

For the three-month period ended April 30, 1999, our Internet sales, primarily through the sharperimage.com website, increased to $2,329,000, a 348% increase from the $520,000 for the same period last year. This increase is attributable to a 422% increase in Internet transactions, partially offset by a decrease of 14.1% in average revenue per transaction, compared to the same quarter last year. The decrease in average revenue per transaction is partially attributable to the Internet auction activity which began in the quarter ended April 30, 1999. The auction site was launched to further our strategy of increasing our Internet business and has attracted additional Internet customers. Through the auction site, customers can bid for and win brand new products and close out items, as well as certain returned, repackaged and refurbished products.

Cost of Products. Cost of products decreased $463,000, or 2.2%, for the three-month period ended April 30, 1999 from the comparable prior year period. The decrease in cost of products is primarily due to the reduced sales of The Sharper Image Home Collection catalog, which carried products with higher costs. Such costs were partially offset by the higher sales volume of our other marketing channels compared to the same period last year. The gross margin rate for the three-month period ended April 30, 1999 was 49.9%, which was 2.8 percentage points better than the comparable period of the prior year. The higher gross margin rate reflects an increase in sales of the Sharper Image Design proprietary products to 25.4% of net sales from 12.2% for the comparable prior year period. These proprietary products generally carry higher margins than our other products.

Buying and Occupancy. Buying and occupancy expenses increased $411,000, or 6.5%, for the three-month period ended April 30, 1999 from the comparable prior year period. The increase primarily reflects the occupancy costs associated with the six new stores opened since April 30, 1998, which was partially offset by the elimination of the occupancy costs of the two Sharper Image stores closed at their lease maturity during the first quarter of 1998.

Advertising and Promotion. Advertising and promotion expenses decreased $278,000, or 6.2%, for the three-month period ended April 30, 1999 from the comparable prior year period. The decrease in advertising and promotion was primarily attributable to the discontinuance of The Sharper Image Home Collection Catalog and a 7.4% decrease in pages circulated for The Sharper Image catalog, which was partially offset by other advertising costs, such as infomercials and other direct response mailings.

General, Selling, and Administrative. General, selling and administrative (GS&A) expenses for the three-month period ended April 30, 1999 increased $767,000, or 6.6%, from the comparable prior year period. The increase was primarily due to increases in overall selling expenses related to the increase in net sales.

Other Income (Expense). Other expense, net, for the three-month period ended April 30, 1999, decreased $127,000 from the comparable prior years periods, reflecting the decrease in interest expense due to decreased borrowings under our revolving credit loan facility resulting from our improved cash and cash equivalents position created from improved operating results for the quarters ended January 31, 1999 and April 30, 1999.

Comparison of years ended January 31, 1999, 1998 and 1997.

Net Sales. Net sales of $241,507,000 for 1998 increased $26,314,000, or 12.2%, from the prior fiscal year. Returns and allowances as a percentage of sales were 11.4% for 1998, compared to 12.2% for 1997. Net store sales increased $10,782,000, or 7.1%, net catalog sales increased $11,978,000, or 20.4%, net
Internet sales increased $3,289,000, or 201%, and net wholesale sales increased $265,000, or 8.3%, as compared to 1997. Management believes that the introduction of new Sharper Image Design products was key to the achievement of the growth in total net sales.

The increase in net store sales for 1998 was primarily attributable to a comparable store sale increase of 5.3% over the prior year consisting of an 8.7% increase in total store transactions, partially offset by a 1.3% decrease in average revenue per transaction. Also contributing to the increase was the 1998 opening of four new stores and annualized sales of six stores opened in 1997, partially offset by the 1998 closing of two stores at the maturity of the store leases. Net sales per average square foot increased to $484 for 1998, compared to $465 in 1997 and $458 in 1996.

Net catalog sales were positively affected by an increase of 34.7% in total catalog transactions partially offset by a 10.6% decrease in average revenue per transaction. The increase in catalog transactions was partially attributable to advertising campaigns in major consumer magazines and newspapers. We believe that the 8.0% increase in the number of catalogs and catalog pages circulated for The Sharper Image catalog during 1998 also contributed to increases in net store sales and comparable store sales.

Our Internet sales increased to $4.9 million in 1998 from $1.6 million in 1997. 1998 experienced a 139.1% increase in Internet transactions and a 26.1% increase in average revenue per transaction from 1997. The threefold increase in sales reflects the increase in the number of online shoppers and our commitment to grow our online retailing business. Our website at sharperimage.com regularly undergoes design and technology enhancements to provide shoppers with easy and fun shopping experiences. Although we were at the forefront of electronic shopping and activated our website in late 1995, Internet sales in 1996 were minimal due to the newness of the online retailing industry. Internet sales increased 94% to $1.6 million in 1997, primarily due to Internet industry growth, continual improvements to our website and increased marketing emphasis.

Net wholesale sales increased $264,000, or 8.3% for 1998, primarily due to the increased sales of our Sharper Image Design products.

Net sales of $215,193,000 for 1997 increased $7,423,000, or 3.6%, from 1996.
Returns and allowances as a percentage of sales were 12.2% for 1997, compared to 12.3% for 1996. Net store sales increased $2,268,000, or 1.5%, comparable store sales increased 1.1%, net catalog sales increased $5,195,000, or 9.7%, and net wholesale sales decreased $830,000, or 20.6% as compared to 1996.

The increase in net store sales for 1997 was primarily attributable to the addition of six stores opened during the year. The increase in net store sales also reflected a 7.2% increase in average revenue per transaction, to $104 from $97, and a 4.6% decrease in total store transactions. Management believes the increase in net sales partially resulted from new product introductions, including an increased selection of Sharper Image Design products and improved inventory management during the second half of the year.

Net catalog sales in 1997 were positively affected by an increase in average revenue per transaction in our catalog operations to $183 from $140, advertising campaigns in major consumer magazines and newspapers, a 10.0% increase in the number of Sharper Image catalogs circulated, and a twofold increase in the number of catalogs circulated for the test concept Sharper Image Home Collection. We believe that the increase in the number of catalogs and catalog pages circulated for The Sharper Image catalog during 1997 also contributed to the increases in net store sales and comparable store sales.

Net wholesale sales decreased $830,000, or 20.6% for 1997, primarily due to a decrease in the number of products offered to wholesale customers both in the U.S. and internationally.

For the purpose of determining comparable store sales, comparable stores are defined as those stores which were open during the entire comparable month of the previous year and are compared monthly for purposes of this analysis. Inflationary effects are not considered significant to the growth of sales.

Cost of Products. Cost of products increased $7,596,600, or 6.6%, in 1998 from 1997. The increase was primarily related to an increase in net sales. The increase in cost of sales was lower than the increase in sales, reflecting the beneficial impact of the higher gross margin rate produced during 1998. The gross margin rate for 1998 was 49.0%, compared to 46.3% for 1997. The higher gross margin rate reflected an increase in the sales of Sharper Image Design products to 18% of total revenue from 8% for the prior fiscal year. These propriety products generally carry higher margins.

Cost of products increased $6,736,000, or 6.2%, in 1997 from 1996. The increase was primarily related to increases in net sales and the higher cost of products; related to the merchandise mix. The gross margin rate for 1997 was 46.3%, compared to 47.6% for 1996. The lower gross margin rate reflected an increase in sales of lower margin products, such as certain state-of-the-art electronic items and games, partially offset by an increase in The Sharper Image Design products.

Our gross margin rate fluctuates with the changes in our merchandise mix, which is affected by new items available in various categories. The variation in merchandise mix from category to category and from year to year reflects the characteristic that Sharper Image is driven by individual products, as opposed to general lines of merchandise. It is impossible to predict future gross margin rates although our goal is to continue to increase the sales of Sharper Image Design products and other exclusive private label products, as these products generally carry higher margins. The popularity of these proprietary products contributed to the 2.7 percentage point increase in the gross margin rate for 1998 over 1997, and is expected to continue to have a positive impact on our gross margin rate.

Buying and Occupancy. Buying and occupancy expenses increased $2,249,000, or 9.4%, in 1998 from 1997. The increase primarily reflects a full year of occupancy cost of six new stores opened during 1997 and the cost of four new stores opened in 1998, partially offset by the 1998 closure of two stores at their lease maturity.

Buying and occupancy expenses decreased $63,000, or 0.3%, in 1997 from 1996. The decrease primarily reflected lower buying costs and lower occupancy costs associated with the closure of the SPA Collection division and the elimination of the cost of two closed Sharper Image stores, partially offset by a full year of occupancy cost of eight new stores opened during 1996 and the cost of six new stores opened in 1997.

Advertising and Promotion. Advertising and promotion expenses for 1998 increased $4,601,000, or 20.2%, from 1997. The increase was primarily due to an 8.0% increase in the number of Sharper Image catalogs mailed and an 11.6% increase in the number of pages circulated, as compared with 1997. Other costs, such as advertising campaigns in major consumer magazines and newspapers, infomercials and development of Internet marketing also contributed to the increased expenses in 1998. The increase was partially offset by the 51.3% decrease in mailings of the test concept Sharper Image Home Collection catalog. The test mailings of the Home Collection catalog were discontinued in 1998.

Advertising and promotion expenses for 1997 decreased $2,941,000, or 11.4%, from 1996. The decrease was primarily due to lower consumer magazine and newspaper advertising and the elimination of the SPA Collection catalog, partially offset by a 10% increase in the number of Sharper Image catalogs mailed and a 3% increase in the number of pages circulated, along with the twofold increase in mailings of the test concept Sharper Image Home Collection catalog.

While The Sharper Image catalog serves as the primary source of advertising for our retail stores and mail order business, we continually evaluate our advertising strategies to maximize the effectiveness of our advertising programs. We plan to expand our advertising for our online business as well as our use of infomercials.

General, Selling, and Administrative. GS&A expenses for 1998 increased $5,932,000, or 11.2%, from 1997, primarily due to increases in overall selling expenses related to the increase in net sales and related additional administrative support costs. The increase was partially offset by the improvement in net delivery income related to mail order shipments.

GS&A expenses for 1997 increased $2,403,000, or 4.7%, from 1996, primarily due to increases in overall selling expenses related to the increase in net sales and higher net delivery expense related to mail-order shipments and certain additional administrative support costs, which were partially offset by the elimination of costs related to the closure of the SPA Collection division.

Other Income (Expense). Other income, net, for 1998 increased $761,000 from 1997, reflecting the gain on sale of certain equipment.

Net other expense for 1997 increased $206,000 from 1996. The increase in other expense is primarily due to an increase in interest expense related to borrowings on our credit facility, and a decrease in interest income from available cash.

Income Taxes. The effective tax rate for 1998, 1997, and 1996 was 40.0%. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered, other than changes in the tax law or rates.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

The following sets forth quarterly financial information for the periods indicated.

                           ----------------------------------------------------------------------------------------
                                                                QUARTER ENDED
                           ----------------------------------------------------------------------------------------
                           APRIL 30,   JANUARY 31,   OCTOBER 31,   JULY 31,   APRIL 30,   JANUARY 31,   OCTOBER 31,
  Dollars in thousands       1999         1999          1998         1998       1998         1998          1997
except per share amounts   ---------   -----------   -----------   --------   ---------   -----------   -----------
Revenues.................   $40,859     $110,876       $42,955     $49,532     $39,751      $96,096       $41,106
Expenses
  Cost of products.......    20,280       54,204        22,404      25,780      20,743       50,385        22,115
  Buying and occupancy...     6,748        7,158         6,397       6,261       6,337        6,468         5,946
  Advertising and
    promotion............     4,234       11,074         4,906       6,904       4,512       10,498         4,036
  General, selling and
    administrative.......    12,413       22,692        12,285      12,383      11,646       18,885        11,429
Other income (expense)...       (36)         (22)          603        (176)       (163)        (158)         (198)
Earnings (loss) before
  income tax (benefit)...    (2,852)      15,726        (2,434)     (1,972)     (3,650)       9,702        (2,618)
Income tax (benefit).....    (1,141)       6,291          (974)       (789)     (1,460)       3,880        (1,047)
Net earnings (loss)......   $(1,711)    $  9,435       $(1,460)    $(1,183)    $(2,190)     $ 5,822       $(1,571)
Net earnings (loss) per
  share --
  Basic(1)...............   $ (0.19)    $   1.08       $ (0.17)    $ (0.14)    $ (0.26)     $  0.70       $ (0.19)
  Diluted(2).............   $ (0.19)    $   0.98       $ (0.17)    $ (0.14)    $ (0.26)     $  0.67       $ (0.19)

                           --------------------
                              QUARTER ENDED
                           --------------------
                           JULY 31,   APRIL 30,
  Dollars in thousands       1997       1997
except per share amounts   --------   ---------
Revenues.................  $43,340     $36,273
Expenses
  Cost of products.......   23,472      19,563
  Buying and occupancy...    5,783       5,707
  Advertising and
    promotion............    4,715       3,546
  General, selling and
    administrative.......   11,739      11,021
Other income (expense)...     (118)        (45)
Earnings (loss) before
  income tax (benefit)...   (2,487)     (3,609)
Income tax (benefit).....     (995)     (1,443)
Net earnings (loss)......  $(1,492)    $(2,166)
Net earnings (loss) per
  share --
  Basic(1)...............  $ (0.18)    $ (0.26)
  Diluted(2).............  $ (0.18)    $ (0.26)

-------------------------
(1) Basic earnings per share is calculated for interim periods including the effect of stock options exercised in prior interim periods. Basic earnings per share for the fiscal year is calculated using weighted shares outstanding based on the date stock options were exercised. Therefore, basic earnings per share for the cumulative four quarters may not equal fiscal year basic earnings per share.

(2) Diluted net earnings per share for the fiscal year and for quarters with net earnings are computed based on weighted average common shares outstanding which include common stock equivalents (stock options). Net loss per share for quarters with net losses is computed based solely on weighted average common shares outstanding. Therefore, the net earnings (loss) per share for each quarter do not equal the earnings per share for the full fiscal year.

Our business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the Holiday shopping season. The secondary peak period for us is June, reflecting the gifting for Father's Day and graduations. A substantial portion of our total revenues and all or most of our net earnings occur in the fourth quarter ending January 31. We generally experience lower revenues and earnings during the other quarters and, as is typical in the retail industry, have incurred and may continue to incur losses in these quarters. The results of operations for these interim periods are not necessarily indicative of the results for the full fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

We met our short-term liquidity needs and our capital requirements in the three-month period ended April 30, 1999 with cash generated from operations and trade credit. During the three-month period ended April 30, 1999, we used cash primarily for working capital purposes resulting in a decrease in cash by $7,850,000 to $539,000. At April 30, 1999, we had no amounts outstanding on our revolving credit facility. As of April 30, 1999, letter of credit commitments outstanding under our revolving credit facility were $2.1 million.

At January 31, 1999, we had cash and equivalents of $8,389,000, an increase of $4,888,000, as compared to $3,501,000 at January 31, 1998. During 1998, we met
our short-term liquidity needs and our capital requirements with available cash, cash flow provided by operations, trade credit, and the revolving and term loans. The increase in cash reflected the highest fourth quarter revenues and earnings in our history. At January 31, 1999, we had no amounts outstanding on our revolving loan credit facility. The highest amount of direct borrowings under the revolving loan credit facility during 1998 was $14,288,000, compared with $14,672,000 in 1997. Letter of credit commitments outstanding at January 31, 1999 and 1998 were $4,108,000 and $2,321,000, respectively.

We have a revolving secured credit facility with The CIT Group/Business Credit, Inc. which expires in September 2003. The credit facility has been amended on several occasions and, as of April 30, 1999, the agreement allows borrowings and letters of credit up to a maximum of $30 million for the period from October 1, 1999 through December 31, 1999, and up to $20 million at other times of the year based on inventory levels. The credit facility is secured by our inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either prime plus 0.25% per year or at LIBOR plus 2.25% per year, but may change based on our financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. For the fiscal year ended January 31, 1999, we were in compliance with all covenants. The credit facility allows for seasonal borrowings of up to $30 million for the period October 1 through December 31, 1999 increasing by $1 million for this period in each of the three subsequent years.

In addition, the credit facility provides for term loans for capital expenditures (Term Loans) up to an aggregate of $4.5 million. Amounts borrowed under the Term Loans currently bear interest at a variable rate of either prime plus 0.50% per year or at LIBOR plus 2.50% per year, but may change based on our financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. At April 30, 1999, notes payable included a Term Loan which bears interest at a variable rate of prime plus 0.50%, provides for monthly principal payments of $55,555 plus the related interest payment, and matures in October 1999. At April 30, 1999, the balance of the Term Loan was $330,000.

At April 30, 1999, notes payable included an approximately $2,615,000 mortgage loan collateralized by our distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011.

We lease all of our offices, stores, and seasonal warehouse space. During the fiscal year ended January 31, 1999, we opened four Sharper Image stores located in Orlando, Florida; King of Prussia, Pennsylvania; West Nyack, New York; and Towson, Maryland. We closed two Sharper Image stores located in Escondido, California and Gurnee Mills, Illinois.

We are currently planning to open four new Sharper Image stores during 1999, two of which have been opened as of April 30, 1999. Total capital expenditures estimated for new and existing stores, corporate headquarters and the existing distribution center for 1999 are between $7 million and $8 million. We believe that we will be able to fund our cash needs for at least the next 12 months through internally generated cash, trade credit, the credit facility and the proceeds of this offering.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risks, which include changes in interest rates and, to a lesser extent, foreign exchange rates. We do not engage in financial transactions for trading or speculative purposes.

The interest payable on our credit facility is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 0.8% (10% from the bank's reference rate) as of April 30, 1999, our results from operations and cash flows would not be materially affected. In addition, we have fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. We do not use derivative financial instruments to manage market risks.

We enter into a significant amount of purchase obligations outside of the U.S. which are settled in U.S. dollars and, therefore, have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks and believe that foreign currency exchange risk is immaterial.

YEAR 2000 COMPLIANCE

We recognize that the arrival of the Year 2000 poses a unique worldwide challenge to the ability of many systems to recognize the date change from December 31, 1999 to January 1, 2000. The Year 2000 issue could result, at The Sharper Image and elsewhere, in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. We have assessed our computer and business processes and are reprogramming our computer applications to provide for their continued functionality. An assessment of the readiness of the external entities with which we interface is ongoing.

In 1996, we developed a detailed Year 2000 Conversion Project Plan (Plan) to address the methods to correct possible disruptions of operations due to the Year 2000 issue. The Plan took into consideration the following items: (1) identification and inventorying of hardware, application software, and equipment utilizing programmable logic chips to control aspects of their operation, with potential Year 2000 problems; (2) assessment of scope of Year 2000 issues for, and assigning priorities to, each item based on its importance to our operations; (3) remediation of Year 2000 issues in accordance with assigned priorities, by correction, upgrade, replacement or retirement; (4) testing for and validation of Year 2000 compliance; and, (5) determination of key vendors and customers and their Year 2000 compliance. Because we use a variety of information technology systems, internally-developed and third-party provided software and embedded chip equipment, depending on business function and location, various aspects of our Year 2000 efforts are in different phases and are proceeding in parallel. At this time, the difficult and time consuming task of identifying and inventorying hardware and application software with Year 2000 issues and developing specific strategies for compliance has been completed. The assessment process of internal operating systems is complete, with critical applications being determined, planned for, and outlined. Our main operating system and hardware have been upgraded for Year 2000 compliance, with all application conversion work nearing completion. Non-critical system conversions have been identified and scheduled for completion by the end of June 1999. This conversion process encompasses all areas of our operations, from verification of the Year 2000 compliance of the software accounting packages, to e-mail systems, to telephone systems. Based upon a detailed review and update of the Plan performed in January 1999, conversion of all our programs is expected to be completed with full implementation by the end of June 1999. In addition, a systemwide test will be completed by September 1999 to simulate the rollover to January 1, 2000, to ensure all critical systems supporting the business will remain operational.

Our operations are also dependent on the Year 2000 readiness of third parties that do business with us. In particular, our information technology systems interact with commercial electronic transaction processing systems to handle customer credit card purchases and other point of sale transactions, and we are dependent on third-party suppliers of such infrastructure elements as telephone services, electric power, water, and banking facilities. We do not depend to any significant degree on any single merchandise vendor or upon electronic transaction processing with individual vendors for merchandise purchases. The Plan includes identifying and initiating formal communications with key third parties and suppliers and with significant merchandise vendors to determine the extent to which we will be vulnerable to such parties' failure to resolve their own Year 2000 issues. Although we have not been put on notice that any known third party problem will not be resolved, we have limited information and no assurance of additional information concerning the Year 2000 readiness of third parties. The resulting risks to our business are very difficult to assess.

Through April 30, 1999 we have incurred expenses totaling approximately $315,000 on work related to Year 2000 compliance. The estimated cost for this project is between $400,000 and $600,000, and is being funded through operating cash flows. The total estimated cost for this project includes a provision for the potential costs associated with third party vendor or supplier failures. Operating costs related to Year 2000 compliance projects will be incurred over several quarters and will be expensed as incurred.

Based upon the planning and conversions completed to date, we believe that, with modifications to existing software, conversions to new software, and appropriate remediation of embedded chip equipment, the Year 2000 issue is not reasonably likely to pose significant operational problems for our information technology systems and embedded chip equipment as so modified and converted.

We are presently unable to assess the likelihood that we will experience operational problems due to unresolved Year 2000 problems of third parties with whom we do business. There can be no assurance that other entities will achieve timely Year 2000 compliance; if they do not, Year 2000 problems could have a material impact on our operations. Where commercially reasonable to do so, we intend to assess our risks with respect to failure by third parties to be Year 2000 compliant and to seek to mitigate those risks. If such mitigation is not achievable, Year 2000 problems could have a material impact on our operations.

Our estimates of the costs of achieving Year 2000 compliance and the date by which Year 2000 compliance will be achieved are based on management's best estimates, which were derived using numerous assumptions about future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from these estimates. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in Year 2000 remediation work, the ability to locate and correct all computer codes, the success achieved by our suppliers in reaching Year 2000 readiness, the timely availability of necessary replacement items and similar uncertainties.

We presently believe that the most reasonably likely worst-case scenarios that we might confront with respect to Year 2000 issues have to do with third parties not being Year 2000 compliant. We are presently evaluating vendor and customer compliance and will develop contingency plans, such as alternative vendor opportunities, after obtaining compliance evaluations. We intend to develop contingency plans by September 1999.

UNCERTAINTIES AND RISKS

This discussion and analysis should be read in conjunction with our financial statements and notes included with this prospectus. This discussion contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in these forward-looking statements. These risks and uncertainties include, without limitation, risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by us, the success of our advertising and merchandising strategy, availability of products, and other factors detailed from time to time in our annual and other reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligations to publicly release any revisions to these forward-looking statements or reflect events or circumstances after the date of this prospectus.

                                    BUSINESS

OVERVIEW

The Sharper Image is a leading specialty retailer of innovative, high quality products that are useful and entertaining and are designed to make life easier and more enjoyable. We offer a unique assortment of products, in the electronics, recreation and fitness, personal care, houseware, travel, toy, gift and other categories. Our merchandising philosophy focuses on new and creative proprietary Sharper Image Design products, Sharper Image private label products and branded products, a portion of which we offer on a exclusive basis. Our products are marketed and sold through three primary sales channels: The Sharper Image stores, The Sharper Image catalog, and the Internet, primarily through our sharperimage.com website. We believe that our unique merchandising and creative marketing strategies have made The Sharper Image one of the most widely recognized retail brand names in the United States.

Our merchandising strategy emphasizes products that are innovative and new-to-market. In recent years, we have focused significant resources on the development and marketing of our Sharper Image Design products and our Sharper Image private label products, which are exclusive to The Sharper Image. Sharper Image Design products typically generate higher sales margins than our other products and, we believe, broaden our customer reach. During the last three years, we have developed and introduced over 35 new-to-market Sharper Image Design products with 16 new-to-market products in the last year alone. In addition, in the last three years we introduced improved versions of more than 30 Sharper Image Design products. Recently introduced Sharper Image Design products include our Ionic Breeze(TM) Silent Air Purifier, Wee-Bot(TM) Electronic Pet, CD Radio/Alarm Clock with Sound Soother(R), Ionic Hair Wand II(TM), Personal Cooling System(TM), Shower Companion(TM) Plus CD Player, Ultra Heart and Sound Soother(R), and the newest versions of our Quiet Power(TM) Tie Rack and Turbo-Groomer(TM). Of our ten best selling products during the 1998 Holiday shopping season, five were Sharper Image Design products. We have increased the percentage of our sales attributable to Sharper Image Design products to 25% for the first quarter of 1999 from 18% in 1998 and 8% in 1997. One of our key strategic goals is to continue to increase the proportion of sales derived from our Sharper Image Design products.

We market and sell our merchandise through a variety of sales channels, including The Sharper Image stores, The Sharper Image catalog and the Internet, primarily through our sharperimage.com website. We believe that this multi-channel approach provides us with significant marketing, sales and operational synergies, and provides our customers with enhanced shopping flexibility and superior customer service. Our store operations generate the highest proportion of our sales, representing approximately 67% of total revenues in 1998 and 72% in the first quarter of 1999. As of June 10, 1999, we operated 89 The Sharper Image stores in 27 states and the District of Columbia. The Sharper Image stores present an interactive and entertaining selling environment that emphasizes the features and functionality of our products and allows the customer to truly experience the product while shopping. Our average store sales per square foot are consistently above industry averages, and during 1998 we generated average sales of $484 per square foot.

We also offer our products through our award-winning The Sharper Image catalog, a full-color monthly catalog that uses dramatic visuals and creative product descriptions designed and produced by our in-house staff of writers and production artists. The Sharper Image catalog, which generally features between 180 and 250 products in each monthly catalog, increasing to over 300 products during the Holiday shopping season, also currently serves as the primary advertising vehicle for our stores. During 1998, we mailed approximately 41 million The Sharper Image catalogs, excluding specialty catalogs, to over 6.5 million individuals. Approximately 24% of our total revenues were generated by catalog operations, excluding specialty catalogs, in 1998 and 21% in the first quarter of 1999.

Sharper Image products are also marketed through our Internet retail operations, including our own website, which we have maintained at sharperimage.com since 1995. The Sharper Image was one of the early entrants into Internet retailing, and has participated in online shopping since 1994. Our Sharper Image Internet operations grew significantly in 1998 to $4.9 million, or approximately 2% of our total revenues, from $1.6 million in 1997 and to $2.3 million in the first quarter of 1999, or 6% of our total revenues, from $0.5 million in the first quarter of 1998. In addition to our own website, we have offered our products through Internet marketing partnerships with America Online Shopping Channel, @Home, Catalog City, DoubleClick, Linkshare, Microsoft Plaza, PC World Shopping and Yahoo! Shopping. We believe that online retailing over the

Internet presents The Sharper Image with a significant opportunity for the marketing and sale of our products and will enable us to significantly expand and diversify our existing customer base. We believe that our Sharper Image Design products are particularly well-positioned to be marketed and sold over the Internet. We plan to significantly expand the resources dedicated to our Internet retail operations by increasing the level of online advertising, establishing additional strategic relationships with major online retail partners and continuing to enhance the technical capabilities and presentation of our website.

The Sharper Image was founded in 1977 by Richard Thalheimer, who currently serves as our Chairman and Chief Executive Officer. The Sharper Image mailed its first catalog in 1981, began the expansion into store operations in 1984, and commenced Internet online retail operations in 1994.

COMPETITIVE ADVANTAGES

We believe that the following competitive advantages have contributed significantly to our past success and intend to continue to capitalize on these advantages in executing our growth strategy:

STRONG BRAND NAME. We believe our unique merchandising and creative marketing have made The Sharper Image one of the most widely recognized retail brands in the United States. The Sharper Image is recognized as a leading source of new, innovative, high-quality products designed to make life easier and more enjoyable. Because of our strong brand name, we are frequently sought after by manufacturers and inventors to introduce technologically innovative products. We continue to leverage our Sharper Image brand name by increasing our proprietary product offerings, growing our online retail and catalog businesses and opening new stores.

PROPRIETARY SHARPER IMAGE DESIGN PRODUCTS. In recent years, we have focused significant resources on the design, development and marketing of our Sharper Image Design products, which are exclusive to The Sharper Image. The proprietary nature of Sharper Image Design products provides us with higher margins than our other products. We have developed and introduced over 35 new-to-market products in the last three years, with 16 new-to-market products in the last year alone. In addition, we have introduced improved versions of more than 30 products in the last three years. Of our ten best selling products during the 1998 Holiday shopping season, five were from our Sharper Image Design product line. We have formed a nine person in-house product development team and established a broad network of engineers and creative professionals, allowing us to bring to market unique, proprietary products. We are devoting significant resources to develop new products in 1999, and we currently have a significant pipeline of product ideas under development.

UNIQUE PRODUCT OFFERING. The Sharper Image offers a unique assortment of high-quality, innovative products, many of which are difficult to find elsewhere and are not easily replicated. Our merchandising philosophy focuses on Sharper Image Design products, Sharper Image private label products and branded products, a portion of which we offer on an exclusive basis. We offer a wide variety of products in numerous product categories, including electronics, recreation and fitness, personal care, houseware, travel, toy and gift. We offer a variety of branded products, including products manufactured by Panasonic, JVC, Olympus and 3Com. We also benefit from numerous exclusive product offerings, in which manufacturers grant us the right to offer certain latest generation and new-to-market products on an exclusive basis for a limited period of time. For example, we currently offer Interactive Health's Get-A-Way Chair(R), a reclining electronic massage chair, on an exclusive basis. In product lines where we compete directly with other retailers, we generally choose to sell the most advanced, full featured version of the product. We believe our merchandising strategy limits price shopping and enhances our ability to achieve attractive margins on our products.

THREE SYNERGISTIC RETAIL SALES CHANNELS. We offer our products through three main sales channels: The Sharper Image Stores, our catalog and the Internet, primarily through our sharperimage.com website. We believe this combination gives us the following competitive advantages:

     - our catalog and Internet operations, which include our auction site, increase the visibility and exposure of our brand name, generate store traffic and provide effective product marketing and advertising for The Sharper Image stores;

     - our existing catalog infrastructure and experience in areas such as order fulfillment and customer service provide us with an advantage over many other Internet retailers; and

     - our operations allow a customer to identify and purchase a product over the Internet or in our catalog with the confidence of being able to return it to a nearby store for a refund or credit if desired, and provide our customers with increased shopping flexibility and superior customer service.

LOYAL CUSTOMER BASE WITH ATTRACTIVE DEMOGRAPHICS. A cornerstone of our business strength has been our ability to develop, cultivate and satisfy an attractive customer base of loyal, repeat customers. These customers are typically high net worth men and women between the ages of 35 and 55, with an average yearly income in excess of $100,000. We have developed an internal database of over 10 million customer names. Approximately two million of these customers have made purchases from us in the past 24 months, and of the two million, 50% have made multiple purchases. In addition, we believe the demographics of our customer base are characteristic of online shoppers, representing an opportunity to expand our customer base. During the 1998 Holiday shopping season, approximately 70% of our Internet customers were first time Sharper Image buyers. Ten percent of these new customers subsequently purchased additional products from us through our catalog or stores.

GROWTH STRATEGY

We believe that substantial opportunities exist to enhance our revenues and profitability by implementing the following strategies.

INCREASE PROPRIETARY PRODUCT OFFERINGS. A key element of our business strategy is to design, develop and market our proprietary products. We believe that in general our proprietary products generate higher margins than other products because they are less susceptible to price shopping. The percentage of our sales attributable to Sharper Image Design proprietary products increased to 25% for the first quarter of 1999 from 18% in 1998 and 8% in 1997 and contributed significantly to the 2.8 percentage point increase in our gross margin in the first quarter of 1999 over the first quarter of 1998 and the 2.7 percentage point increase in our gross margin in 1998 over 1997. It is our goal to continue to increase the percentage of proprietary product sales and enhance our gross margins.


INCREASE INTERNET RETAIL OPERATIONS. Our goal is to provide a website that offers our online customers an interactive and entertaining experience similar to The Sharper Image stores. We intend to increase our online retail operations by leveraging our strong brand name, unique product offerings, demographically attractive customer base and established order fulfillment capability. The Sharper Image website is capable of displaying our most popular products using interactive, 3D enriched product presentations with sound. We recently launched our Internet auction site as a key component of Internet strategy. To date, we have Internet marketing partnerships with America Online, @Home, Catalog City, DoubleClick, Linkshare, Microsoft Plaza, PC World Shopping and Yahoo! Shopping. Our Internet-based revenues increased to $4.9 million in 1998 from $1.6 million in 1997 and to $2.3 million the first quarter of 1999 from $0.5 million in the first quarter of 1998. Our goal is to expand our Internet operations as follows:


     - create and effectively implement an online advertising strategy;

     - maintain sharperimage.com's leading edge technological capabilities;

     - enter into additional relationships with strategic Internet marketing partners; and

     - expand sharperimage.com's auction website activity.

BROADEN CUSTOMER BASE. We believe that significant opportunities exist to attract a broader customer base by pursuing the following key strategies:

     - developing proprietary products at popular price points with broader market appeal, such as the $39.95 Wee-Bot(TM), a mobile electronic space pet, the $49.95 Personal Cooling System(TM), a miniature wearable evaporative cooling system, and the $39.95 Turbo-Groomer(TM), a battery powered personal hair trimmer;

     - offering products with wider functional appeal, such as the Ionic Breeze(TM), a silent air purifier, the Steam Wizard(R), a steamer and wet/dry vacuum, and the Power Tower(TM), a motorized, rotating CD holder;

     - developing more products that appeal to women, such as the Ionic Hair Wand II(TM), a conditioning hairbrush, the CD Shower Companion(TM) and the Women's Personal Care Kit; and

     - expanding the demographic mix of our customers by reaching a younger and broader audience through our Internet operations, including our auction site.

OPEN NEW STORES. We plan to continue to selectively open new stores in premium locations in the United States. We currently intend to open four additional stores during 1999, two of which have been opened to date. Each new store will be configured in our new format which we believe is appealing to a broader customer base and highlights our proprietary products. During 1998 we remodeled four stores and opened four new stores utilizing the new format.

THE SHARPER IMAGE STORES

As of June 10, 1999, we operated 89 The Sharper Image stores in the United States across 27 states and the District of Columbia. The Sharper Image stores accounted for approximately 67% of our revenues in 1998 and 72% in the first quarter of 1999. The Sharper Image stores are located in densely populated, downtown financial districts and business centers, upscale shopping malls and drive-up suburban locations. The following map shows the locations of our stores:

89 STORES NATIONWIDE                 [MAP]

ARIZONA
Phoenix

CALIFORNIA
Beverly Hills
Carmel
Corte Madera
Glendale
Milpitas
Newport Beach
Palm Desert
Palm Springs
Palo Alto
Redondo Beach
Sacramento
San Diego
San Francisco(3)
Santa Ana
Santa Clara
Walnut Creek

COLORADO
Aspen
Denver(2)

CONNECTICUT
Danbury
Farmington
Stamford

FLORIDA
Aventura
Boca Raton
Ft. Lauderdale
Miami(2)
Naples
Orlando(2)
Palm Beach Gardens
Sunrise
Tampa(2)

GEORGIA
Atlanta

HAWAII
Honolulu
Maui

ILLINOIS
Chicago(2)
Northbrook
Oak Brook
Schaumburg
Skokie

INDIANA
Indianapolis

LOUISIANA
New Orleans

MARYLAND
North Bethesda
Towson

MASSACHUSETTS
Boston
Burlington
Chestnut Hill

MICHIGAN
Novi
Troy

MINNESOTA
Bloomington
Edina

MISSOURI
Kansas City
Richmond Heights

NEVADA
Las Vegas
Reno

NEW JERSEY
Bridgewater
Hackensack
Paramus
Short Hills

NEW YORK
Garden City
New York(3)
West Nyack
White Plains

NORTH CAROLINA
Raleigh

OHIO
Cincinnati
Columbus
Woodmere

OKLAHOMA
Oklahoma City

OREGON
Portland

PENNSYLVANIA
Ardmore
King of Prussia
Pittsburgh

TENNESSEE
Germantown

TEXAS
Austin
Dallas
Houston(2)
San Antonio

VIRGINIA
McLean

WASHINGTON
Seattle

WASHINGTON, DC

Each store is generally staffed with approximately six to eight employees, including a manager, an assistant manager, a senior sales associate, sales associates, and other support staff. Our store managers have an average tenure of over six years. Our store personnel are compensated primarily through commissions. In order to maintain a high customer service level, our sales associates undergo considerable training on our many new and often technically oriented products.

Our stores are operated according to standardized procedures for customer service, merchandise display and pricing, product demonstration, inventory maintenance, personnel training, administration and security. Our original The Sharper Image stores typically have 2,200 to 2,500 square feet of selling space and approximately 1,300 to 2,200 square feet of storage and administrative space. In 1996, 1997 and 1998 we opened an aggregate of 17 new stores. During that period, the cost of leasehold improvements, net of landlord contributions, but including fixtures and pre-opening expenses, averaged $325,000 per store. Initial inventory averaged approximately $250,000 per store. In 1998, stores operating at least one full year generated average sales and cash contributions of approximately $1,878,000 and $383,000, respectively.

In addition to our Sharper Image stores, our products are sold through two outlet stores and eight Sharper Image Design stores, which are approximately half the size of the original stores and feature higher margin proprietary products and other top selling merchandise.

In 1997 we decided to update the look and appeal of our new retail stores and select existing stores. The new format presents an open, fresh and inviting environment that appeals to both men and women and highlights our proprietary products. The average cost of remodeling a store is $350,000, subject to leasehold allowances. During 1998 we opened four new stores and remodeled four stores utilizing the new format. We currently plan to open four new stores in 1999, two of which have been opened to date.

See Note K to our financial statements for further financial information.

THE SHARPER IMAGE CATALOG

The Sharper Image catalog is a full-color catalog that is mailed to an average of approximately three million individuals each month. Our catalog operations generated approximately 24% (29% including the Home Collection catalog) of our total revenues in 1998 and 21% of our total revenues in the first quarter of 1999. Our catalog is recognized for creative excellence by the Direct Marketing Association, a leading catalog industry trade group. The catalog is currently the primary advertising vehicle for our retail stores and our online store. During 1998, we mailed approximately 41 million The Sharper Image catalogs (approximately 44 million including the Home Collection catalog) to over 6.5 million different individuals. Circulation and number of pages of The Sharper Image catalog is under continual review to balance the costs of mailing the catalogs with the revenues generated. The mailings increase for Father's Day and the Holiday shopping season reflecting the seasonal nature of our business.

The Sharper Image catalog design uses dramatic visuals and benefit-oriented product descriptions. The catalog design features the most important products prominently. The number of items featured each month ranges between 180 and 250 products during the first three quarters of the year, increasing to more than 300 products during the fourth quarter. The Sharper Image catalog is designed and produced by our in-house staff of writers and production artists. This enables us to maintain quality control and shorten the lead-time needed to produce the catalog. The monthly production and distribution schedule permits frequent changes in the product selection. During 1998, The Sharper Image catalog contained from 52 to 76 pages for non-peak months and between 76 and 124 pages for the peak seasons of Father's Day and the Holiday shopping season.

We have developed a proprietary customer database of over 10 million names which we use regularly and periodically rent to third parties. We collect customer names through our catalog and online website order processing as well as electronic point-of-sale registers in our retail stores. The names and associated sales information are merged daily into our customer master file. This daily merge process provides a constant source of current information to help assess the effectiveness of the catalog as a form of retail advertising, identify new customers that can be added to our in-house mailing list without using customer lists obtained from other catalogers, and identify our top purchasers. To further enhance the effectiveness of our catalog mailings to individuals in our customer data base, our in-house staff utilizes statistical evaluation and selection techniques to determine which customer segments are likely to contribute the greatest revenue per mailing. We have established a data bank of top purchasers who receive preferred treatment, including invitations for special sales events and enhanced customer service.

See Note K to our financial statements for further financial information.

SHARPERIMAGE.COM OPERATIONS

The Sharper Image was an early entrant into Internet retailing. We have participated in online shopping since 1994, and have maintained our own website since 1995. In May 1999, we had approximately 166,000 unique visitors and approximately 1.8 million page views on our website, as well as approximately
1.4 million page views on our auction site. Revenues from our Internet operations have increased to $4.9 million in 1998 from $1.6 million in 1997 and increased to $2.3 million in the first quarter of 1999 from $0.5 million in the first quarter of 1998. We achieved these results without significant incremental investment in infrastructure or advertising. Our online retailing operations benefit from our brand name, customer base and unique product offering. In addition, we are able to leverage our catalog infrastructure and fulfilment and customer service experience, providing us with a significant advantage over Internet retailers who have not developed such capabilities.

Our goal is to make sharperimage.com a website that provides our online customers with an interactive experience similar to our Sharper Image stores. We are aggressively updating our site by incorporating advanced technologies to improve our product presentations and making our site increasingly customer friendly. In March 1999 we implemented technology which allows us to display our products using interactive 3D enriched presentations and sound. We believe that these presentation features are a valuable tool for further increasing our brand recognition and advertising our products, and will prove particularly useful in reaching our goal of attracting younger consumers to our website.

In February 1999, we also established our online auction site. Our auction site allows customers to bid on and acquire a broad range of new, returned, repackaged and refurbished Sharper Image products for less than list price. All products purchased on the auction site have the same warranty and return benefits that accompany full price products. We believe that bidders have an enhanced level of confidence in our operations since, unlike other retailers with auction sites, we are an established retailer with an inventory of well-known products under warranty and an established return policy.

We are pursuing additional steps to achieve continued growth of our Internet operations. These steps included hiring a Director of Global Internet Marketing, developing and implementing an Internet advertising strategy and seeking to establish strategic Internet marketing partnerships. We have established key relationships with America Online, @Home, Catalog City, DoubleClick, Linkshare, Microsoft Plaza, PC World Shopping and Yahoo! Shopping.

OTHER OPERATIONS

In addition to our store, catalog and Internet operations, we also have a corporate marketing program, wholesale sales group, list rental program and licensed operations.

We sell incentive and gift merchandise certificates to client companies who in turn distribute them under their programs to increase their sales, or to motivate and reward their high achievers and best customers. The Sharper Image stores and catalog are the primary means of offering and conveniently delivering the incentives and gifts. Our certificates are redeemable for Sharper Image merchandise through our retail stores, by mail, or over the telephone through the catalog telemarketing group. We are also developing the Internet channel for this area of our business. We record revenues and expenses for our corporate marketing program through our catalog and retail channels.

We sell our proprietary products on a limited basis to department stores in the United States and to selected retailers outside the United States. In addition, we rent our customer list to third parties for a fee or in exchange for their customer lists. List exchanges are not included in our receivables.

There are currently six Sharper Image retail stores operated by foreign licensees; two are in Switzerland, three are in Saudi Arabia and one is in Dubai. In addition, we have a catalog license agreement in Japan as well as two licenses for non-duty free airport locations in the United States. Under the license agreements, we receive royalties on sales by the licensees and the licensees are granted the right to use the trademarked name, "The Sharper Image."

MERCHANDISING, SOURCING AND DEVELOPMENT

Merchandising

Our merchandise mix emphasizes innovative products that are unique and new-to-market, and that are proprietary, private label or available exclusively through The Sharper Image, or branded products not available in broad distribution. Currently, our product offerings include approximately 1,700 stock-keeping units (SKUs) with approximately 1,200 active SKUs representing products in the electronics, recreation and fitness, personal care, houseware, travel, toys and gifts categories.

We choose each product separately because our sales are driven by individual products, and our marketing efforts focus on each item's unique attributes, features and benefits. This approach distinguishes us from other retailers who are more category or product classification oriented. We adjust our merchandise mix to reflect market trends and customer buying habits. New products are selected or developed and brought into our merchandise mix based on criteria such as anticipated popularity, gross margin, uniqueness, value, competitive alternatives, exclusivity, quality and vendor performance.

                                MERCHANDISE MIX

                                                                  PERCENTAGE OF NET SALES
                                                             ----------------------------------
                                                             THREE MONTHS ENDED
                     TYPE OF PRODUCT                           APRIL 30, 1999      1998    1997
                     ---------------                         ------------------    ----    ----
Sharper Image Design.....................................           25.4%          18.1%    8.2%
Sharper Image private label..............................           14.2%          11.3%    9.0%
Branded (including exclusive products)...................           60.4%          70.6%   82.8%

Our merchandise strategy is to offer an assortment of products with emphasis on Sharper Image Design proprietary and private label products. We intend to focus on offering products in the $50 to $300 price range to appeal to a wide customer base. We also intend to increase our proprietary product offerings.

We generate information on merchandise orders and inventory, which is reviewed daily by our buyers, our senior merchandising staff and top management. We generally replace approximately 10% to 25% of our product offerings each month. We carefully consider which products will be offered in future months based upon numerous factors, including revenues generated, gross margins, the cost of catalog and store space devoted to each product, product availability and quality.

Sourcing

The process of finding new products involves our buyers reviewing voluminous product literature, traveling throughout North America and Asia to attend trade shows and exhibitions, and meeting with manufacturers. We enjoy relationships with many major manufacturers who use The Sharper Image regularly to introduce their newest products in the United States.

We purchase merchandise from approximately 630 foreign and domestic manufacturers and importers. Of the products we offered in 1998, approximately 75% were manufactured in Asia, approximately 20% were manufactured within the United States, approximately 3% were manufactured in Europe, and approximately 2% were manufactured in Mexico and Canada. In 1998, none of our vendors accounted for greater than 10% of net merchandise purchases of approximately $122,000,000.

Development

In addition to finding new product ideas from outside sources, our product development group conceives, designs and produces Sharper Image Design products. The product development group meets regularly with the merchandising staff to review new product opportunities, product quality, and customer feedback. From these creative sessions product ideas are put into design, development and production. Successful product introductions during the past two years include the Ionic Breeze(TM) Silent Air Purifier, CD Radio/Alarm Clock with Sound Soother(R), Wee-Bot(TM) Electronic Pet, Personal Cooling System(TM), Turbo-Groomer(TM), Truth Quest(TM), Ionic Hair Wand II(TM), Stereo Sound Soother(TM), Shower Companion(TM) Plus, and the portable Sound Soother(R).

We believe that the Sharper Image Design group will continue to design and develop a variety of unique products that enhance sales and maintain or increase margins. We believe that the appeal of these proprietary products also serves as a key driver in broadening our customer base and enhancing our brand appeal. Our goal is to increase sales of these proprietary products.

Sharper Image Design products are produced for us on a contract basis by manufacturers located primarily in Asia. We provide all product specifications to the contract manufacturers. Product development cycles vary, but generally range from 12 to 18 months.

CUSTOMER SERVICE

We are committed to providing our customers with courteous, knowledgeable, and prompt service. Our customer service and catalog sales groups at the corporate headquarters and at the Little Rock distribution center provide personal attention to customers who call toll free to request a catalog subscription, place an order, or inquire about a product. Our Customer Service group is also responsible for resolving customer problems promptly and to the customer's complete satisfaction. We also contract with third party call centers to provide twenty-four hour coverage for catalog sales.

We seek to hire, train and retain qualified sales and customer service representatives in both our mail-order catalog and store operations. Each new store manager undergoes an intensive program during which the manager is trained in all aspects of our business. Sales personnel are trained during the first two weeks of employment, or during the weeks before a new store opens. Training focuses primarily on acquiring a working knowledge of our products and on developing selling skills and an understanding of our high customer service standards. Each sales associate is trained to adhere to our philosophy of "taking ownership" of every customer service issue that may arise. We have also developed ongoing programs conducted at each store that are designed to keep each salesperson up to date on each new product offered.

ORDER FULFILLMENT AND DISTRIBUTION

We have an order fulfillment and distribution facility in Little Rock, Arkansas of approximately 110,000 square feet, and use contract warehouse facilities for additional seasonal requirements. Our merchandise generally is delivered to catalog and Internet customers and is distributed to The Sharper Image stores directly from our distribution facility. A number of products are shipped directly from the vendor to the customer or to the stores. The shipment of products directly from vendors to the stores and customers reduces the level of inventory required to be carried at the distribution center, freight costs, and the lead-time required to receive the products. Each catalog order is received via remote terminal at the distribution facility after the order has been approved for shipment. During 1998, approximately 90% of our catalog and Internet orders were shipped within 48 hours after the order is received. We are currently evaluating various alternatives to expand the capacity of our distribution facilities to provide for projected business growth.

Sales and inventory information about store, catalog and Internet operations is provided on an ongoing basis to our merchandising staff and to top management for review. Our stores are equipped with electronic point-of-sale registers that communicate daily with the main computer system at corporate headquarters, transmitting sales, inventory and customer data as well as receiving data from our headquarters. The sales, inventory, and customer data enables sales and corporate personnel to monitor sales by item on a daily basis, provides the information utilized by the automatic replenishment system (ARS) for inventory allocations, provides management with current inventory and merchandise information, and enables our in-house mailing list to be updated regularly with customer names and activity.

We have developed a proprietary ARS which is used to maximize sales with minimal inventory investment. Under our ARS, information on merchandise inventory and sales by each store location is generated and reviewed daily. Sales information by product and location is systematically compared daily to each product's "model stock" to determine store shipment quantities and frequency. The ARS computes any adjustments to the model stock level based on factors such as sales history by location in relation to total our sales of each product. Under this system, the model stock is continually revised based on this analysis. Recommended adjustments to model stock levels and recommended shipment amounts are reviewed daily by our group of store distributors and merchandising managers who are responsible for allocating inventory to stores.

ADVERTISING

While the catalog remained our primary advertising vehicle during 1998, we also utilized newspaper, leading consumer magazine and airline magazine inserts to advertise specific products. Major news publications where we advertised our proprietary products and website include USA Today, The Wall Street Journal and The New York Times. We plan to continue these efforts in 1999. We also tested televised "infomercials" in 1998 and plan to increase the number of infomercials in 1999. In addition, in 1999 we plan to expand our advertising for our Internet operations. We believe these advertisements generate store sales as well as mail-order sales.

MANAGEMENT INFORMATION SYSTEMS

We maintain an integrated management information system for order fulfillment, distribution and financial reporting. We believe our system increases our productivity by providing extensive merchandise information and inventory control. We continually evaluate and enhance our computer systems and information technology in connection with providing additional and improved management and financial information. In 1998 and 1999, technology development and enhancement initiative for our Internet website was and will be part of the key objectives of our Information Systems Team.

We recognize that the arrival of the Year 2000 poses a unique worldwide challenge to the ability of all systems to recognize the date change from December 31, 1999 to January 1, 2000. We have reviewed our computer and business processes, and are reprogramming our computer applications to provide for continued functionality. An assessment of the readiness of the external entities with which we interface is ongoing.

COMPETITION

We operate in a highly competitive environment. We principally compete with a diverse mix of department stores, sporting goods stores, discount stores, specialty retailers and other catalog and Internet retailers that offer products similar to or the same as some of those offered by us. Many of our competitors are larger companies with greater financial resources, a wider selection of merchandise and a greater inventory availability. Although we attempt to market products not generally available elsewhere and have emphasized exclusive products in our merchandising strategy, many of our products or similar products can also be found in other retail stores or through other catalogs or on-line. We offer competitive pricing where other retailers market certain products identical to ours at lower prices. In addition, a number of other companies have attempted to imitate the presentation and method of operation of our catalog and stores, and our proprietary designed products. We compete principally on the basis of product exclusivity, selection, quality and price of our products, merchandise presentation in the catalog, stores, and on the Internet, our customer list, name recognition, and the quality of our customer service. We are committing additional resources to our internal product development group to create and produce proprietary products exclusively available from us. We believe that these proprietary products provide a competitive advantage for us in our merchandising offering.

TRADEMARK AND LICENSES

We believe our registered service mark and trademark, "The Sharper Image," and the brand name recognition that it has developed, are of significant value. We actively protect our brand name and other intellectual property rights to ensure that the quality of our brand and the value of our proprietary rights are maintained. We currently license the use of our trademarked name in connection with the production and circulation of foreign language editions of The Sharper Image catalog in Japan and Switzerland and in connection with The Sharper Image stores in Switzerland, Saudi Arabia and Dubai in consideration for royalties and other fees. In addition to these international licensees, we have also entered into a license for the right to operate Sharper Image stores in domestic non-duty free airport locations as well as various product license agreements which grant the right to licensees to manufacture and sell products bearing our trademark.

LEGAL PROCEEDINGS

We are party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have a material adverse effect on our financial position or results of operations.

EMPLOYEES

As of April 30, 1999, we employed approximately 1,300 associates, approximately 60% of whom were full-time. We consider our employee relations to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is a list of the executive officers and directors of The Sharper Image, together with brief biographical descriptions.

           NAME             AGE                        POSITION
           ----             ---                        --------
Richard Thalheimer........  51    Founder, Chairman of the Board, and Chief Executive
                                  Officer
Tracy Wan.................  39    President, Chief Operating Officer and Corporate
                                  Secretary
Shannon King..............  43    Executive Vice President, Merchandising
Jeffrey Forgan............  41    Senior Vice President and Chief Financial Officer
Anthony Farrell...........  49    Senior Vice President, Creative Services
Joe Williams..............  49    Senior Vice President, Loss Prevention
Greg Alexander............  37    Senior Vice President, Management Information
                                  Systems
Davia Kimmey..............  45    Senior Vice President, Marketing
Alan Thalheimer...........  73    Director
Gerald Napier.............  72    Director
Morton David..............  62    Director
George James..............  61    Director

RICHARD THALHEIMER is the founder of The Sharper Image and has served as the Chief Executive Officer and as a Director since 1978 and as Chairman of the Board of Directors since 1985. Mr. Thalheimer also served as our President from 1977 through July 1993.

TRACY WAN has been our President, Chief Operating Officer and Corporate Secretary since April 1999. Ms. Wan served as Executive Vice President, Chief Financial Officer from August 1998 through April 1999, Senior Vice President and Chief Financial Officer from February 1995 through August 1998, Vice President, Chief Financial Officer from September 1994 through February 1995, Vice President, Controller from November 1991 through September 1994, and as Controller from July 1989 through November 1991. Ms. Wan is a certified public accountant.

SHANNON KING has been our Executive Vice President, Merchandising since May 1999. Ms. King served as Senior Vice President, Merchandising, from February 1995 through May 1999. Ms. King served as our Vice President, Merchandising from March 1993 through February 1995, and as Director of Merchandising from July 1988 through March 1993.

JEFFREY FORGAN has been our Senior Vice President and Chief Financial Officer since April 1999. Prior to that, Mr. Forgan served as Vice President, Corporate Finance with Foundation Health Systems from 1995 to 1998, and was with Deloitte & Touche LLP from 1980 to 1995. Mr. Forgan is a certified public accountant.

ANTHONY FARRELL has been our Senior Vice President, Creative Services, since July 1998. Mr. Farrell was a consultant to The Sharper Image from April 1998 through July 1998. Mr. Farrell was a senior vice president, merchandising with SelfCare Catalog from March 1991 through December 1997.

JOE WILLIAMS has been our Senior Vice President, Loss Prevention, since March 1999. Mr. Williams served as Vice President, Loss Prevention, from March 1993 through March 1999 and served as Director, Loss Prevention from April 1989 through March 1993.

GREG ALEXANDER has been our Senior Vice President, Management Information Systems since March 1999. Mr. Alexander served as Vice President, Management Information Systems from February 1995 through March 1999 and as Director, Management Information Systems from July 1991 through February 1995.

DAVIA KIMMEY has been our Senior Vice President, Marketing since June 1997. Prior to joining us, Ms. Kimmey was with Spiegel Inc. where she served as Corporate Vice President, Advertising from 1995 to 1997 and as Vice President, Advertising from 1992 to 1995.

ALAN THALHEIMER has been a Director since June 1981 and was President of Thalheimer, Inc. or its predecessor from May 1981 until retiring in 1993. Mr. Alan Thalheimer is the father of Mr. Richard Thalheimer.

GERALD NAPIER was appointed by the Board of Directors to serve as a Director in April 1997. Mr. Napier was the President of I. Magnin and Company from February 1982 until retiring in 1988. Mr. Napier was Senior Vice President of General Operations at Abraham and Straus from 1977 to 1982.

MORTON DAVID was appointed by the Board of Directors to serve as a Director in January 1998. Mr. David was Chairman, President and Chief Executive Officer of Franklin Electronic Publishers, Inc. from May 1984 until his retirement in February 1998.

GEORGE JAMES was elected to the Board of Directors in June 1999. Mr. James was Senior Vice President, Chief Financial Officer of Levi Strauss & Co. from 1985 until his retirement in 1998. Mr. James was Executive Vice President and Group President from 1984 to 1985, and was Executive Vice President and Chief Financial Officer from 1982 to 1983 at Crown Zellerbach Corporation. Mr. James was Senior Vice President and Chief Financial Officer from 1972 to 1982 with Arcata Corporation, a forest products and printing concern. Mr. James is non-executive Chairman of the Board and a director of Crown Vantage, Inc., a specialty paper manufacturing company.

                             PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding beneficial ownership of the common stock as of June 10, 1999, and as adjusted to reflect the sale of common stock offered hereby by (1) each person who is known by us to own beneficially more than five percent (5%) of the outstanding shares of common stock, (2) each of our directors, (3) each of the executive officers named below and (4) all of our directors and executive officers as a group. Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investing power with respect to their shares of common stock, except to the extent such power is shared by spouses under applicable law or described in the footnotes below.

                                                         ------------------------------------------------
                                                           SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                                           OWNED PRIOR TO THE              OWNED
                                                               OFFERING(1)         AFTER THE OFFERING(1)
                                                         -----------------------   ----------------------
                                                          NUMBER      PERCENTAGE    NUMBER     PERCENTAGE
                                                         ---------    ----------   ---------   ----------
Richard Thalheimer(2)..................................  5,060,145       55.1%     5,060,145      41.5%
Dimensional Fund Advisors(3)...........................    478,000        5.3%       478,000       4.0%
Alan Thalheimer(4).....................................     14,301          *         14,301         *
Gerald Napier(5).......................................     11,000          *         11,000         *
Morton David(6)........................................     28,000          *         28,000         *
George James(7)........................................     17,000          *         17,000         *
Tracy Wan(8)...........................................     15,000          *         15,000         *
Shannon King(9)........................................      5,000          *          5,000         *
Davia Kimmey...........................................         --          *
All Directors and executive officers as a group (12
  persons)(10).........................................  5,164,778       55.8      5,164,778      42.2%

-------------------------
  *  Less than one percent of class

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 10, 1999 and warrants to purchase shares of common stock that are exercisable within 60 days of June 10, 1999 are deemed outstanding. Percentage of beneficial ownership is based upon 8,964,831 shares of common stock outstanding prior to the offering and 11,964,831 shares of common stock outstanding after the offering, as of June 10, 1999 and assuming no exercise of the underwriters' over-allotment option. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the Directors, Named Executive Officers and 5% stockholders in this table is as follows: c/o Sharper Image 650 Davis Street, San Francisco, California 94111.

(2) Includes 3,777,617 shares owned by The Richard J. Thalheimer Revocable Trust, of which Mr. Richard Thalheimer is trustee and sole beneficiary; 203,665 shares owned by The Richard J. Thalheimer and Elyse M. Thalheimer Family Trust, of which Mr. Richard Thalheimer is a co-beneficiary; 238,000 shares owned by The Richard J. Thalheimer Children's Trust; 14,363 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust of 1995; 252,995 shares owned by the Richard
J. Thalheimer 1997 Annuity Trust, of which Mr. Richard Thalheimer is trustee, 353,505 shares owned by the Richard J. Thalheimer 1997 Grantor Annuity Trust, of which Mr. Richard Thalheimer is trustee and 220,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after June 10, 1999.

(3) Dimensional Fund Advisors Inc., a registered investment advisor, is deemed to have beneficial ownership of 478,000 shares of our stock as of December 31, 1998, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors Inc. serves as investment manager. Dimensional Fund Advisors, Inc. disclaims beneficial ownership of all such shares. Dimensional Fund Advisors, Inc. has sole voting and disposition power with respect to 478,000 shares. Dimensional Fund Advisors Inc.'s address is 1299 Ocean Avenue, 11th Floor, Santa Monica, California 90401.

(4) Does not include 74,200 shares owned by Mr. Alan Thalheimer's wife. Includes 2,301 shares owned by the Alan Thalheimer individual retirement account. Does not include 238,000 shares owned by The Richard J. Thalheimer Children's Trust, or 14,363 shares owned by the Richard and Elyse Thalheimer Irrevocable Trust of 1995, of which Mr. Alan Thalheimer is Trustee. Includes 12,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after June 10, 1999, of which 6,000 shares are currently subject to repurchase by us.

(5) Includes 2,000 shares owned by the Napier Family Trust, of which Mr. Gerald Napier is Trustee. Includes 7,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after June 10, 1999, of which 6,000 shares are currently subject to repurchase by us.

(6) Includes 8,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after June 10, 1999, of which 6,000 shares are currently subject to repurchase by us.

(7) Includes 2,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after June 10, 1999, and are currently subject to repurchase by us.

(8) Includes 15,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after June 10, 1999.

(9) Includes 5,000 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after June 10, 1999.

(10) Includes 283,332 shares issuable upon exercise of options, which are currently exercisable or will become exercisable within 60 days after June 10, 1999.

                          DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of The Sharper Image consists of 3,000,000 shares of Preferred Stock, $.01 par value, issuable in series and 25,000,000 shares of Common Stock, $.01 par value. The following statements are brief summaries of certain provisions relating to our capital stock contained in the Certificate of Incorporation (the "Certificate") and Bylaws and in the laws of Delaware.

COMMON STOCK


Our authorized Common Stock consists of 25,000,000 shares, $.01 par value, of which 8,964,831 shares were issued and outstanding as of June 10, 1999. The issued and outstanding shares of common stock are fully paid and non-assessable. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. As of May 31, 1999, there were approximately 443 holders of record of our common stock. Each share of our common stock is entitled to equal dividend rights and to equal rights in our assets available for distribution to holders of common stock upon liquidation, subject to the rights of outstanding series of preferred stock. Our Certificate and Bylaws do not provide for preemptive rights of the holders of its common stock. The transfer agent and registrar for the common stock is ChaseMellon, LLC. Their telephone number is (415) 743-1434.


PREFERRED STOCK

The Board of Directors may, without further action by our stockholders, from time to time direct the issuance of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available for the payment of dividends on shares of the common stock. Also, holders of preferred stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up before any payment is made to the holders of common stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of The Sharper Image without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting powers of the holders of common stock, including the loss of voting control to others. No shares of preferred stock have been issued.

CHANGE OF CONTROL PROVISIONS

We are subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203") regulating corporate takeovers. Section 203 prevents certain Delaware corporations, including those whose securities are listed on the Nasdaq National Market, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more the corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Sharper Image has not "opted out" of the provisions of
Section 203.

PERSONAL LIABILITY OF DIRECTORS AND OFFICERS

Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. We believe that such a provision is beneficial in attracting and retaining qualified directors, and accordingly the Certificate includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except as provided under Delaware law. Pursuant to Delaware law, our directors are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interest of the corporation), or for certain other claims. The foregoing provisions of the Certificate may reduce the likelihood of success of derivative litigation against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefited The Sharper Image and its stockholders. Furthermore, we intend to enter into indemnity agreements with present and future officers and directors for the indemnification of and the advancing of expenses to such persons to the full extent permitted by law.

AUTHORIZED BUT UNISSUED SHARES

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

RIGHTS AGREEMENT

Under Delaware law, every corporation may create and issue rights entitling the holders of such rights to purchase from the corporation shares of its capital stock of any class or classes, subject to any provisions in its certificate of incorporation. The price and terms of such shares must be stated in the certificate of incorporation or in a resolution adopted by the board of directors for the creation or issuance of such rights.

We have entered into a stockholder rights agreement. As with most stockholders rights agreements, the terms of our rights agreement are complex and not easily summarized, particularly as they relate to the acquisition of our common stock and to exercisability. This summary may not contain all of the information that is important to you.

Our rights agreement provides that each share of our prospective common stock outstanding will have one right to purchase one one-thousandth of a preferred share attached to it. The purchase price per one one-thousandth of a preferred share under the stockholder rights agreement is $47.00.

Initially, the rights under our rights agreement are attached to outstanding certificates representing our common stock and no separate certificates representing the rights will be distributed. The rights will separate from our common stock and be represented by separate certificates on the day someone acquires 15% of our common stock, or approximately 10 days after someone commences a tender offer for 15% of our outstanding common stock.

After the rights separate from our common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights. All shares of our common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock. The rights will expire on June 22, 2009 unless earlier redeemed or exchanged by us.

If an acquiror obtains or has the rights to obtain 15% or more of our common stock, then each right will entitle the holder to purchase a number of one one-thousandths of a preferred share having a market value of twice the purchase price of each right. Each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains 15% or more of our common stock and any of the following occurs: -

- we merge into another entity; -

- an acquiring entity merges into us; or --

- we sell more than 50% of our assets or earning power.

Under our rights agreement, any rights that are or were owned by an acquiror of more than 15% of our outstanding common stock will be null and void.

Our rights agreement contains exchange provisions which provide that after an acquiror obtains 15% or more, but less than 50% of our respective outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our preferred stock. In such an event, the per right exchange ratio is a formula set forth in our stockholder rights plan.

Our board of directors may, at its option, redeem all of the outstanding rights under our rights agreement prior to the earlier of (1) the time that an acquiror obtains 15% or more of our outstanding common stock or (2) the final expiration date of the rights agreement. The redemption price under our rights agreement is $0.001 per right, subject to adjustment. The right to exercise the rights will terminate upon the action of our board ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price.

Holders of rights will have no rights as our stockholders including the right to vote or receive dividends, simply by virtue of holding the rights.

Our rights agreement provides that the provisions of the rights agreement may be amended by the board of directors prior to the day someone acquires 15% of our outstanding common stock or 10 days after someone commences a tender offer for 15% of our outstanding common stock without the approval of the holders of the rights. However, after that date, the rights agreement may not be amended in any manner which would adversely affect the interests of the holders of the rights, excluding the interests of any acquiror.

Our rights agreement contains rights that have anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board to negotiate with an acquiror on behalf of all the stockholders. In addition, the rights should not interfere with a proxy contest.

                                  UNDERWRITING

The underwriters named below, for whom J.P. Morgan Securities Inc. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, to purchase from us and we have agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite their names below:


                                                              ---------
                                                              NUMBER OF
                        UNDERWRITERS                           SHARES
                        ------------                          ---------
J.P. Morgan Securities Inc..................................  1,770,000
U.S. Bancorp Piper Jaffray Inc..............................  1,180,000
JW Genesis Securities, Inc..................................     50,000
                                                              ---------
Total.......................................................  3,000,000
                                                              =========


The nature of the underwriters' obligations under the underwriting agreement is such that all of the common stock being offered, excluding shares covered by the over-allotment option granted to the underwriters, must be purchased if any are purchased.


The representatives of the underwriters have advised us that the several underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and may offer the common stock to selected dealers at such price less a concession not to exceed $.44 per share. The underwriters may allow, and such dealers may reallow, a concession to other dealers not to exceed $.10 per share.



According to the terms of the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date hereof, to purchase up to 450,000 additional shares of common stock, on the same terms and conditions as set forth on the cover page of this prospectus. If the underwriters' over-allotment option is exercised in full, the total price to the public, underwriting discounts and commissions, and proceeds to us will be $37,950,000, $2,561,625 and $35,388,375, respectively. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of shares of common stock offered by this prospectus.


We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with those liabilities.

We estimate that the total expenses of this offering, excluding underwriting discounts, will be approximately $489,298.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate shorts or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing shares of common stock in this offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Under the SEC's rules, market makers in the common stock who are also underwriters or prospective underwriters in this offering may, subject to certain limitations, make bids for purchases of shares of common stock as a "passive market maker" during the period when Rule 101 of Regulation M would otherwise prohibit such activity. Passive market making activity may take place so long as no stabilizing bid for shares of common stock is in effect and the following conditions are met:

- The passive market maker's net daily purchases of the common stock may not exceed the greater of (a) 30% of its average daily trading volume in the common stock for the two full consecutive calendar months immediately preceding the filing date of the registration statement relating to this offering, which was May 25, 1999, or (b) 200 shares;

- The passive market maker may not effect transactions in, or display bids for, the common stock at a price that exceeds the highest independent bid for the common stock by persons who are not passive market makers; and

- The passive market maker must identify its bid as a passive market making bid and the bid must not exceed the amount the passive market maker could buy under the limitations described above.

The Sharper Image, its officers and directors and certain stockholders have agreed that during the period beginning on the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus they will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, other than pursuant to employee stock option plans existing on the date of this prospectus without the prior written consent of J.P. Morgan Securities Inc.

The common stock is traded on the Nasdaq National Market under the symbol
"SHRP."

                                 LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for Sharper Image by Brobeck, Phleger & Harrison LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The financial statements for The Sharper Image as of January 31, 1999 and 1998 and for each of the three years in the period ended January 31, 1999 included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein and have been so included and incorporated by reference in reliance upon the reports.

With respect to the unaudited interim financial information for the periods ended April 30, 1999 and 1998 which is included and incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarter ended April 30, 1999 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the aforementioned securities act.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-2 to register the shares of common stock being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below.

          (a) Quarterly report on Form 10-Q for the quarter ended April 30, 1999.

          (b) Annual Report on Form 10-K for the year ended January 31, 1999.

          (c) The description of Sharper Image common stock contained in its registration statement on Form 8-A filed May 6, 1987, including any amendments or reports filed for the purpose of updating such descriptions.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                               Jeffrey P. Forgan
               Senior Vice President and Chief Financial Officer
                           Sharper Image Corporation
                                650 Davis Street
                            San Francisco, CA 94111
                                 (415) 445-6000

You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2
Statements of Operations....................................  F-3
Balance Sheets..............................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Sharper Image Corporation
San Francisco, California

We have audited the accompanying balance sheets of Sharper Image Corporation as of January 31, 1999 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sharper Image Corporation as of January 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP
------------------------------------------

San Francisco, California
March 26, 1999

                           SHARPER IMAGE CORPORATION

                            STATEMENTS OF OPERATIONS

                                         -----------------------   ---------------------------------------------
                                           THREE MONTHS ENDED
                                                APRIL 30,                  FISCAL YEAR ENDED JANUARY 31,
                                         -----------------------   ---------------------------------------------
                                                                       1999            1998            1997
                                            1999         1998      (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
                                         ----------   ----------   -------------   -------------   -------------
DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS  (UNAUDITED)
Revenues:
Sales..................................  $   45,621   $   45,108    $  272,721      $  245,095      $  236,844
Less: returns and allowances...........       5,137        5,870        31,214          29,902          29,074
                                         ----------   ----------    ----------      ----------      ----------
Net sales..............................      40,484       39,238       241,507         215,193         207,770
List rental............................         282          321         1,088             982           1,177
Licensing..............................          93          192           519             640           1,298
                                         ----------   ----------    ----------      ----------      ----------
                                             40,859       39,751       243,114         216,815         210,245
                                         ----------   ----------    ----------      ----------      ----------
Cost and Expenses:
Cost of products.......................      20,280       20,743       123,131         115,535         108,799
Buying and occupancy...................       6,748        6,337        26,153          23,904          23,967
Advertising and promotion..............       4,234        4,512        27,396          22,795          25,736
General, selling, and administrative...      12,413       11,646        59,006          53,074          50,671
Provision for loss due to closure of
  SPA Collection division..............          --           --            --              --           8,000
                                         ----------   ----------    ----------      ----------      ----------
                                             43,675       43,238       235,686         215,308         217,173
                                         ----------   ----------    ----------      ----------      ----------
Other Income (Expense):
Interest expense -- net................         (41)        (165)         (645)           (564)           (391)
Other -- net...........................           5            2           887              45              78
                                         ----------   ----------    ----------      ----------      ----------
                                                (36)        (163)          242            (519)           (313)
                                         ----------   ----------    ----------      ----------      ----------
Earnings (Loss) before Income Tax
  (Benefit)............................      (2,852)      (3,650)        7,670             988          (7,241)
Income Tax (Benefit)...................      (1,141)      (1,460)        3,068             395          (2,896)
                                         ----------   ----------    ----------      ----------      ----------
Net Earnings (Loss)....................  $   (1,711)  $   (2,190)   $    4,602      $      593      $   (4,345)
                                         ==========   ==========    ==========      ==========      ==========
Net Earnings (Loss) Per
  Share -- Basic.......................  $    (0.19)  $    (0.26)   $     0.54      $     0.07      $    (0.53)
                                         ==========   ==========    ==========      ==========      ==========
Net Earnings (Loss) Per
  Share -- Diluted.....................  $    (0.19)  $    (0.26)   $     0.51      $     0.07      $    (0.53)
                                         ==========   ==========    ==========      ==========      ==========
Weighted Average Number Of Shares --
  Basic................................   8,944,669    8,361,017     8,532,588       8,303,425       8,260,208
                                         ==========   ==========    ==========      ==========      ==========
Weighted Average Number Of Shares --
  Diluted..............................   8,944,669    8,361,017     9,072,832       8,537,032       8,260,208
                                         ==========   ==========    ==========      ==========      ==========

                       See notes to financial statements.

                           SHARPER IMAGE CORPORATION

                                 BALANCE SHEETS

                                                              ---------------------------------------------
                                                                             FISCAL YEAR ENDED JANUARY 31,
                                                                             ------------------------------
                                                               APRIL 30,         1999             1998
       DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS             1999        (FISCAL 1998)    (FISCAL 1997)
       ---------------------------------------------          -----------    -------------    -------------
                                                              (UNAUDITED)
ASSETS
Current Assets:
  Cash and equivalents......................................    $   539         $ 8,389          $ 3,501
  Accounts receivable, net of allowance for doubtful
     accounts of $804 and $508..............................      5,458           6,787            8,189
  Merchandise inventories...................................     34,870          32,598           34,534
  Deferred catalog costs....................................      3,354           2,454            4,982
  Prepaid expenses and other................................      7,076           5,605            3,429
                                                                -------         -------          -------
Total Current Assets........................................     51,297          55,833           54,635
Property and Equipment, Net.................................     22,241          22,513           20,842
Deferred Taxes and Other Assets.............................      3,698           3,699            3,185
                                                                -------         -------          -------
          Total Assets......................................    $77,236         $82,045          $78,662
                                                                =======         =======          =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................    $14,451         $11,653          $18,439
  Accrued expenses..........................................     14,707          16,960           16,832
  Deferred revenue..........................................      7,020           7,268            6,784
  Income taxes payable......................................         --           3,314               --
  Current portion of notes payable..........................        471             635              947
                                                                -------         -------          -------
Total Current Liabilities...................................     36,649          39,830           43,002
Notes Payable...............................................      2,477           2,513            3,299
Other Liabilities...........................................      3,018           3,053            3,205
Commitments and Contingencies...............................         --              --               --
                                                                -------         -------          -------
Total Liabilities...........................................     42,144          45,396           49,506
                                                                -------         -------          -------
Stockholders' Equity:
  Preferred stock, $0.01 par value:
     Authorized, 3,000,000 shares: Issued and outstanding,
       none
  Common stock, $0.01 par value:
     Authorized, 25,000,000 shares: Issued and outstanding,
     8,964,048, 8,916,995 and 8,356,280 shares..............         89              89               83
  Additional paid-in capital................................     12,743          12,589            9,704
  Retained earnings.........................................     22,260          23,971           19,369
                                                                -------         -------          -------
Total Stockholders' Equity..................................     35,092          36,649           29,156
                                                                -------         -------          -------
          Total Liabilities and Stockholders' Equity........    $77,236         $82,045          $78,662
                                                                =======         =======          =======

                       See notes to financial statements.

                           SHARPER IMAGE CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  ----------------------------------------------------
                                                                       ADDITIONAL
                                                   COMMON     STOCK     PAID-IN     RETAINED
              DOLLARS IN THOUSANDS                 SHARES     AMOUNT    CAPITAL     EARNINGS    TOTAL
              --------------------                ---------   ------   ----------   --------   -------
Balance at January 31, 1996.....................  8,250,980    $82      $ 9,555     $23,121    $32,758
Issuance of common stock for stock options
  exercised, (net of income tax benefit)........     15,960      1           35          --         36
Net loss........................................         --     --           --      (4,345)    (4,345)
                                                  ---------    ---      -------     -------    -------
Balance at January 31, 1997.....................  8,266,940     83        9,590      18,776     28,449
Issuance of common stock for stock options
  exercised, (net of income tax benefit)........    124,340      1          237          --        238
Repurchase of common stock......................    (35,000)    (1)        (123)         --       (124)
Net earnings....................................         --     --           --         593        593
                                                  ---------    ---      -------     -------    -------
Balance at January 31, 1998.....................  8,356,280     83        9,704      19,369     29,156
Issuance of common stock for stock options and
  warrants exercised (net of income tax
  benefit)......................................    560,715      6        2,885          --      2,891
Net earnings....................................         --     --           --       4,602      4,602
                                                  ---------    ---      -------     -------    -------
Balance at January 31, 1999.....................  8,916,995     89       12,589      23,971     36,649
Issuance of common stock for stock options (net
  of income tax benefit) (unaudited)............     47,053     --          154          --        154
Net loss (unaudited)............................         --     --           --      (1,711)    (1,711)
                                                  ---------    ---      -------     -------    -------
Balance at April 30, 1999 (unaudited)...........  8,964,048    $89      $12,743     $22,260    $35,092
                                                  =========    ===      =======     =======    =======

                       See notes to financial statements.

                           SHARPER IMAGE CORPORATION

                            STATEMENTS OF CASH FLOWS

                                             ---------------------------------------------------------------------
                                              THREE MONTHS ENDED             FISCAL YEAR ENDED JANUARY 31,
                                                   APRIL 30,         ---------------------------------------------
                                             ---------------------       1999            1998            1997
                                               1999        1998      (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
                                             ---------   ---------   -------------   -------------   -------------
                                                  (UNAUDITED)
DOLLARS IN THOUSANDS

Cash was Provided by (Used for) Operating
  Activities:
  Net earnings (loss)......................   $(1,711)   $ (2,190)     $  4,602        $    593        $ (4,345)
  Adjustments to reconcile net earnings
     (loss) to net cash provided by (used
     for) operating activities:
     Depreciation and amortization.........     1,488       1,148         5,027           4,334           4,195
     Deferred rent expense.................        31          18            78             151             142
     Deferred income taxes.................    (1,141)     (1,460)       (1,459)          1,614          (3,188)
     Gain on sale of equipment.............        --          --          (840)             --              --
  Change in operating assets and
     liabilities:
     Accounts receivable...................     1,329       1,317         1,402          (2,274)         (1,479)
     Merchandise inventories...............    (2,272)      3,491         1,936          (7,169)         (3,052)
     Deferred catalog costs, prepaid
       expenses and other..................    (1,229)       (926)        1,298          (1,571)             54
     Accounts payable and accrued
       expenses............................       545     (10,862)       (5,822)            838          11,429
     Deferred revenue and other
       liabilities.........................    (3,628)       (354)        3,568           1,308            (508)
                                              -------    --------      --------        --------        --------
Cash Provided by (Used for) Operating
  Activities...............................    (6,588)     (9,818)        9,790          (2,176)          3,248
                                              -------    --------      --------        --------        --------
Cash Was Provided by (Used for) Investing
  Activities:
     Property and equipment expenditures...    (1,216)       (603)       (8,431)         (4,437)         (6,579)
     Proceeds from sale of equipment.......        --          --         1,736              53              98
                                              -------    --------      --------        --------        --------
Cash Used for Investing Activities.........    (1,216)       (603)       (6,695)         (4,384)         (6,481)
                                              -------    --------      --------        --------        --------
Cash Was Provided by (Used for) Financing
  Activities:
     Issuance of common stock for warrants
       and stock options exercised, (net of
       stock repurchases)..................       154          22         2,891             114              36
     Proceeds from notes payable and
       revolving credit facility...........        --      12,166        46,921          27,761          25,665
     Principal payments on notes payable
       and revolving credit facility.......      (200)     (4,785)      (48,019)        (28,687)        (24,071)
                                              -------    --------      --------        --------        --------
Cash Provided by (Used for) Financing
  Activities:..............................       (46)      7,403         1,793            (812)          1,630
                                              -------    --------      --------        --------        --------
Net Increase (Decrease) in Cash and
  Equivalents..............................    (7,850)     (3,018)        4,888          (7,372)         (1,603)
Cash and Equivalents at Beginning of
  Period...................................     8,389       3,501         3,501          10,873          12,476
                                              -------    --------      --------        --------        --------
Cash and Equivalents at End of Period......   $   539    $    483      $  8,389        $  3,501        $ 10,873
                                              =======    ========      ========        ========        ========
Supplemental Disclosure of Cash Paid for:
  Interest.................................   $   101    $    162      $    813        $    771        $    700
  Income Taxes.............................   $ 3,418    $     --      $     --        $    409        $    459

                       See notes to financial statements.

                           SHARPER IMAGE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a leading specialty retailer which introduces and sells quality, innovative, and entertaining products. These products are sold through its retail stores, catalogs, Internet, and other marketing channels throughout the United States. The Company also has stores and catalog operations internationally through licensees. Additional revenue is derived from rental of the Company's mailing list and from licensing activities relating to the Company's trade name.

Revenue Recognition: Catalog sales are recorded when merchandise is shipped and the Company provides for allowance for returns based upon historical returns rate. Deferred revenue represents merchandise certificates outstanding and unfilled cash orders at the end of the fiscal period. Mailing list rental revenue is recognized when the list is fulfilled.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The carrying value of cash, accounts receivable, accounts payable and notes payable approximates the estimated fair value.

Merchandise Inventories: Merchandise inventories are stated at lower of cost (first-in, first-out method) or market.

Cash and Equivalents: Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

Deferred Catalog and Advertising Costs: Direct costs incurred for the production and distribution of catalogs are capitalized. Capitalized catalog costs are amortized, once the catalog is mailed, over the expected sales period which is generally three months. Other advertising costs are expensed as incurred and amounted to $1,418,000 (unaudited) for the quarter ended April 30, 1999 and $4,470,000, $3,580,000, and $5,306,000, for the fiscal years ended January 31,
1999, 1998, and 1997.

Start-Up Activities: All start-up and preopening costs that are not otherwise capitalizable as long-lived assets are expensed as incurred by the Company.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to ten years for office furniture and equipment and transportation equipment, and 40 years for the building. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the applicable lease which ranges from 7 to 18 years.

The Company manufactures its own proprietary products for sale through its stores and catalogs. Costs incurred for tooling, dies and package design are deferred and amortized over the estimated life of these products, which is generally two years. At April 30, 1999, January 31, 1999 and 1998, capitalized costs included in property and equipment, net of related amortization, were $2,206,000 (unaudited), $2,239,000 and $1,566,000, respectively.

The Company reviews its long-lived assets, including identifiable intangible assets, whenever events or changes indicate the carrying amount of such assets may not be recoverable. The Company's policy is to review the recoverability of all assets, at a minimum, on an annual basis. Based on the Company's review at January 31, 1999, no material adjustment was made to long-lived assets.

Income Taxes: Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events then known to management that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered other than changes in the tax law or rates.

                           SHARPER IMAGE CORPORATION

Stock-Based Compensation: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

Earnings Per Share: Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding during each quarter of 8,944,669 (unaudited) and 8,361,017 (unaudited) and each year of 8,532,588, and 8,303,425, and 8,260,208, for the quarters ended April 30, 1999 and 1998 and fiscal years ended January 31, 1999, 1998, and 1997. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock options. Weighted average number of common shares outstanding was adjusted for 540,244 and 233,607 incremental shares assumed issued on the exercise of common stock during the fiscal years ended January 31, 1999 and 1998. Stock options were excluded from the computation of diluted loss per share for quarters ended April 30, 1999 and 1998 and for the year ended January 31, 1997, as the effect would be anti-dilutive.

Options for which the exercise price was greater than the average market price of common stock for the period were not included in the computation of diluted earnings per share. The number of such options for which the exercise price was greater than the average market price of $6.66 and $3.56 for the fiscal years ended January 31, 1999 and 1998, was 14,000 and 97,500.

Comprehensive Income: In 1998, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains, and losses that currently bypass the income statement and are reported directly as a separate component of equity). Comprehensive income does not differ from net earnings (loss) for the Company for the years ended January 31, 1999, 1998, and 1997.

New Accounting Standards: In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure these instruments at fair value. The FASB has recently issued an exposure draft that would extend the required implementation to fiscal years beginning after June 15, 2000. The Company believes that this statement will not have a material effect on its financial statements.

Reclassification: Certain reclassifications have been made to prior years' financial statements in order to conform with the classifications of the January 31, 1999 financial statements.

Interim Financial Statements (unaudited): In the opinion of management the accompanying unaudited interim financial statements of the Company contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of the Company as of April 30, 1999, and the results of its operations and its cash flows for the three months ended April 30, 1999 and 1998. A substantial portion of the Company's total revenues and all or most of the Company's net earnings occur in the fourth quarter ending January 31. Therefore, the results of operations and cash flows for the three months ended April 30, 1999 are not necessarily indicative of the results of operations or cash flows which may be reported for the year ended January 31, 2000.

                           SHARPER IMAGE CORPORATION

NOTE B -- PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

                                                            ------------------------------
                                                            FISCAL YEAR ENDED JANUARY 31,
                                                            ------------------------------
                                                                1999             1998
                                                            (FISCAL 1998)    (FISCAL 1997)
                                                            -------------    -------------
DOLLARS IN THOUSANDS

Leasehold improvements....................................     $25,419          $24,071
Office furniture and equipment............................      35,466           30,313
Transportation............................................          16            2,439
Land......................................................          53               53
Building..................................................       2,874            2,874
                                                               -------          -------
                                                                63,828           59,750
Less accumulated depreciation and amortization............      41,315           38,908
                                                               -------          -------
                                                               $22,513          $20,842
                                                               =======          =======

NOTE C -- OTHER ASSETS

The Company has an agreement under which it will advance the premiums on a split-dollar life insurance policy for its Chairman of the Board, Founder, and Chief Executive Officer. The Company has an interest in the insurance benefits equal to the amount of the premiums advanced. The amount receivable for premiums advanced as of January 31, 1999 and 1998 was $766,000 and $590,000, respectively.

NOTE D -- REVOLVING LOAN AND NOTES PAYABLE

The Company has a revolving secured credit facility with The CIT Group/Business Credit, Inc., which expires September 2003. The credit facility has been amended on several occasions and, as of January 31, 1999, the agreement allows Company borrowings and letters of credit up to a maximum of $30 million for the period from October 1, 1999 through December 31, 1999, and up to $20 million for other times of the year based on inventory levels. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either prime plus 0.25% per annum or at LIBOR plus 2.25% per annum based on financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. For the fiscal years ended January 31, 1999 and 1998, the Company was in compliance with all covenants.

The credit facility allows for seasonal borrowings as follows:

OCTOBER 1 THROUGH DECEMBER 31,
------------------------------
2000                                   $31 million
2001                                   $32 million
2002                                   $33 million

At January 31, 1999 and 1998, the Company had no amounts outstanding on its revolving loan credit facility. Letter of credit commitments as of April 30, 1999, January 31, 1999 and 1998 were $2,063,000, $4,108,000 and $2,321,000, respectively.

In addition, the credit facility provides for term loans for capital expenditures (Term Loans) up to an aggregate of $4.5 million. Amounts borrowed under the Term Loans bear interest at a variable rate of either prime plus 0.50% (8.25% at January 31,1999) per annum or at LIBOR plus 2.50% per annum based on financial performance. Each Term Loan is to be repaid in 36 equal monthly principal installments. Notes payable included a Term Loan which bears interest at a variable rate of prime plus 0.50%, (8.25% at January 31, 1999) provides for monthly principal payments of $55,555 plus the related interest payment, and matures in

                           SHARPER IMAGE CORPORATION

October 1999. At January 31, 1999 and 1998, the balance of the Term Loan was $500,000 and $1,167,000, respectively.

Notes payable included a mortgage loan collateralized by the Company's distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. At January 31, 1999 and 1998, the balance of this note was $2,648,000 and $2,772,000, respectively.

At January 31, 1998, notes payable also included a mortgage loan collateralized by equipment. This note was paid off in fiscal 1998 with the proceeds from sale of the collateralized equipment.

Future minimum principal payments on notes payable at January 31, 1999, are as follows:

          FISCAL YEAR ENDING JANUARY 31,
          ------------------------------
DOLLARS IN THOUSANDS
2000...............................................  $  635
2001...............................................     147
2002...............................................     160
2003...............................................     173
2004...............................................     189
Later years........................................   1,844
                                                     ------
  Total notes payable..............................  $3,148
                                                     ======

NOTE E -- INCOME TAXES

                                                          ---------------------------------------------
                                                                  FISCAL YEAR ENDED JANUARY 31,
                                                          ---------------------------------------------
                                                              1999            1998            1997
                                                          (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
                                                          -------------   -------------   -------------
DOLLARS IN THOUSANDS

Currently payable (refundable):
  Federal...............................................     $ 3,848         $(1,036)        $   248
  State.................................................         679            (183)             44
                                                             -------         -------         -------
                                                               4,527          (1,219)            292
Deferred:
  Federal...............................................      (1,240)          1,372          (2,710)
  State.................................................        (219)            242            (478)
                                                             -------         -------         -------
                                                              (1,459)          1,614          (3,188)
                                                             -------         -------         -------
                                                             $ 3,068         $   395         $(2,896)
                                                             =======         =======         =======

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                                                          ---------------------------------------------
                                                                  FISCAL YEAR ENDED JANUARY 31,
                                                          ---------------------------------------------
                                                              1999            1998            1997
                                                          (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
                                                          -------------   -------------   -------------
Federal tax rate........................................      34.0%           34.0%           34.0%
State income tax, less federal benefit..................       6.0             6.0             6.0
                                                              ----            ----            ----
Effective tax rate......................................      40.0%           40.0%           40.0%
                                                              ====            ====            ====

                           SHARPER IMAGE CORPORATION

Deferred taxes result from differences in the recognition of expense for income tax and financial reporting purposes. Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

                                                              -----------------------------
                                                                    FISCAL YEAR ENDED
                                                                       JANUARY 31,
                                                              -----------------------------
                                                                  1999            1998
                                                              (FISCAL 1998)   (FISCAL 1997)
                                                              -------------   -------------
DOLLARS IN THOUSANDS

Current:
  Nondeductible reserves....................................     $4,123          $3,809
  Deferred catalog costs....................................       (981)         (1,993)
  State taxes...............................................       (755)           (569)
                                                                 ------          ------
Current -- net..............................................      2,387           1,247
                                                                 ------          ------
Noncurrent:
  Deferred rent.............................................      1,198           1,429
  Depreciation..............................................      2,967           2,356
  Deductible software costs.................................     (1,127)         (1,050)
  Other -- net..............................................       (173)           (189)
                                                                 ------          ------
Noncurrent -- net...........................................      2,865           2,546
                                                                 ------          ------
          Total.............................................     $5,252          $3,793
                                                                 ======          ======

NOTE F -- LEASES

The Company leases its offices, retail facilities, and equipment under operating leases for terms expiring at various dates through 2008. Under the terms of certain of the leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The aggregate minimum annual lease payments under leases in effect at January 31, 1999, are as follows:

          FISCAL YEAR ENDING JANUARY 31,
          ------------------------------
               DOLLARS IN THOUSANDS
2000..............................................  $14,875
2001..............................................   13,392
2002..............................................    9,625
2003..............................................    9,411
2004..............................................    8,891
Later years.......................................   19,535
                                                    -------
          Total minimum lease commitments.........  $75,729
                                                    =======

Many of the Company's leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company has recognized the related rental expense on a straight-line basis and has recorded the difference between the expense charged to income and amounts payable under the leases as deferred rent which is included in Other Liabilities.

Some store leases contain renewal options for periods ranging up to five years. Most leases also provide for payment of operating expenses, real estate taxes, and for additional rent based on a percentage of sales.

                           SHARPER IMAGE CORPORATION

Net rental expense for all operating leases was as follows:

                                                          ---------------------------------------------
                                                                  FISCAL YEAR ENDED JANUARY 31,
                                                          ---------------------------------------------
                                                              1999            1998            1997
                                                          (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
                  DOLLARS IN THOUSANDS                    -------------   -------------   -------------
Minimum rentals.........................................     $15,273         $13,812         $13,259
Percentage rentals and other charges....................       5,914           5,559           5,546
                                                             -------         -------         -------
                                                             $21,187         $19,371         $18,805
                                                             =======         =======         =======

NOTE G -- STOCKHOLDERS' EQUITY

Under the Company's stock repurchase program, the Company is authorized by its Board of Directors to repurchase up to $1,600,000 of common stock. Through April 30, 1999, the Company has repurchased a total of 186,100 shares at an average price of $5.95 per share, including 35,000 shares in fiscal 1997 for $124,000.

Under the Company's 1985 Stock Option Plan, as amended, non-qualified options to purchase common stock are granted to officers, key employees and consultants, up to an aggregate 2,405,000 shares. Options generally vest over a four to six year period from the date of the grant and are priced at 100% of the fair market value at the date of the grant. The Stock Option Plan limits the maximum number of shares any one individual may be granted per fiscal year, and allows individuals owning more than 25% of the Company's common stock to receive stock options. Non-employee members of the Board are ineligible to receive stock option grants under this plan.

The Company also has the 1994 Non-Employee Directors Stock Option Plan, as approved by stockholders, to allow for stock option grants of common stock to the non-employee members of the Board of Directors, up to an aggregate 50,000 shares. Options will be immediately exercisable, vest over one year of Board service from the date of the grant, and are priced at 100% of the fair market value at the date of the grant. Any shares purchased under the option plan will be subject to repurchase by the Company at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting.

At January 31, 1999, the Company had reserved 403,500 shares and 19,000 shares, under the 1985 Stock Option Plan and the 1994 Non-Employee Directors Stock Option Plan, respectively, for the granting of additional stock options.

ADDITIONAL STOCK PLAN INFORMATION

As discussed in Note A, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net earnings (loss) and earnings (loss) per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, five years from date of grant; stock volatility, 51% in both fiscal 1998 and 1997, and 45% in fiscal 1996; risk-free interest rates, 5.12% in fiscal 1998, 6.10% in fiscal 1997, and 6.21% in fiscal 1996; and no dividends during the expected term.

The Company's calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal 1998, fiscal 1997, and fiscal 1996 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings (loss) would have been

                           SHARPER IMAGE CORPORATION

$4,338,715 ($0.51 earnings per share -- basic and $0.48 earnings per share -- diluted) in fiscal 1998, $383,000 ($0.05 earnings per share -- basic and $0.04 earnings per share -- diluted) in fiscal 1997, and $(4,576,000) ($0.55 loss per share -- basic and diluted) in fiscal 1996. However, the impact of outstanding non-vested stock options granted prior to fiscal 1995 has been excluded from the pro forma calculation; accordingly, the fiscal 1998, fiscal 1997, and fiscal 1996 pro forma adjustments are not necessarily indicative of future period pro forma adjustments, when the calculation will apply to all future applicable stock options.

The following table reflects the activity under these plans:

                                                              -----------------------------
                                                              NUMBER OF    WEIGHTED AVERAGE
                                                               OPTIONS      EXERCISE PRICE
                                                              ---------    ----------------
Balance at January 31, 1996.................................  1,178,270         $4.03
Granted (weighted average fair value of $1.70)..............    951,800          3.54
Exercised...................................................    (15,960)         4.39
Cancelled...................................................   (609,610)         5.58
                                                              ---------
Balance at January 31, 1997.................................  1,504,500          3.13
Granted (weighted average fair value of $1.81)..............    129,300          3.24
Exercised...................................................   (124,340)         1.92
Cancelled...................................................    (71,260)         3.83
                                                              ---------
Balance at January 31, 1998.................................  1,438,200          3.21
Granted (weighted average fair value of $2.07)..............    463,000          4.05
Exercised...................................................   (410,715)         2.39
Cancelled...................................................   (345,380)         3.48
                                                              ---------
Balance at January 31, 1999.................................  1,145,105         $3.76
                                                              =========
Exercisable at January 31, 1997.............................    624,000         $2.49
                                                              =========
Exercisable at January 31, 1998.............................    591,000         $2.73
                                                              =========
Exercisable at January 31, 1999.............................    379,000         $3.58
                                                              =========

------------------------------------------------------------------------   ------------------------------
                          OPTIONS OUTSTANDING                                   OPTIONS EXERCISABLE
                    NUMBER        WEIGHTED AVERAGE                           NUMBER
   RANGE OF       OF OPTIONS    REMAINING CONTRACTUAL   WEIGHTED AVERAGE   OF OPTIONS    WEIGHTED AVERAGE
EXERCISE PRICES   OUTSTANDING       LIFE (YEARS)         EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------   -----------   ---------------------   ----------------   -----------   ----------------
$1.16 - $1.99          9,995             2.9                 $1.88            10,000          $1.88
 2.00 -  3.99        976,470             8.5                  3.58           326,000           3.40
 4.00 -  7.94        158,640             8.9                  4.99            43,000           5.33
                   ---------                                                 -------
$1.16 - $7.94      1,145,105             8.5                 $3.76           379,000          $3.58
                   =========                                                 =======

NOTE H -- 401k SAVINGS PLAN

The Company maintains a defined contribution, 401k Savings Plan, covering all employees who have completed one year of service with at least 1,000 hours and who are at least 21 years of age. The Company makes employer matching contributions at its discretion. Company contributions amounted to $73,000, $77,000, and $81,000 for the fiscal years ended January 31, 1999, 1998, and 1997, respectively.

NOTE I -- PROVISION FOR LOSS DUE TO CLOSURE OF SPA COLLECTION DIVISION

The Company critically evaluates the results and long-term potential of its current and test business concepts in order to determine which will generate the greatest return on its investments. As part of this process, in January 1997 the Company decided to close the unprofitable SPA Collection division.

During the fourth quarter of fiscal 1996, the Company incurred a one-time charge related to the closure of the SPA Collection division of $8,000,000 ($4,800,000 net of the tax benefit, or 56 cents loss per share). The one-

                           SHARPER IMAGE CORPORATION
time charge primarily related to the lease commitments and the net book value of fixed assets related to the SPA Collection division. The liability related to this one-time charge at January 31, 1999, and January 31, 1998, in the amount of $200,000 and $3,822,000, respectively, was included in accrued expenses.

NOTE J -- COMMITMENTS AND CONTINGENCIES

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have an adverse material effect on the Company's financial position and results of operations.

NOTE K -- SEGMENT INFORMATION

The Company classifies its business interests into two reportable segments: retail stores and catalog. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note A). The Company evaluates performance and allocates resources based on operating contribution, which excludes unallocated corporate general and administrative costs and income tax expense or benefit. The Company's reportable segments are strategic business units that offer the same products and utilize common merchandising, distribution, and marketing functions, as well as common information systems and corporate administration. The Company does not have intersegment sales, but the segments are managed separately because each segment has different channels for selling the products.

                           SHARPER IMAGE CORPORATION

Financial information for the Company's business segments is as follows:

                                       ------------------------   ---------------------------------------------
                                       QUARTER ENDED APRIL 30,            FISCAL YEAR ENDED JANUARY 31,
                                       ------------------------   ---------------------------------------------
                                                                      1999            1998            1997
        DOLLARS IN THOUSANDS              1999          1998      (FISCAL 1998)   (FISCAL 1997)   (FISCAL 1996)
        --------------------           ----------    ----------   -------------   -------------   -------------
                                             (UNAUDITED)
Revenues:
Stores...............................   $$29,240      $26,502       $162,371        $151,589        $149,321
Catalog..............................     8,373        11,944         70,750          58,772          53,577
Other................................     3,246         1,305          9,993           6,454           7,347
                                        -------       -------       --------        --------        --------
  Total Revenues.....................   $40,859       $39,751       $243,114        $216,815        $210,245
                                        =======       =======       ========        ========        ========
Operating Contributions:
Stores...............................   $   714       $  (445)      $ 19,405        $ 15,170        $  7,634
Catalog..............................       870         1,351          8,814           3,059           7,411
Unallocated..........................    (4,436)       (4,556)       (20,549)        (17,241)        (22,286)
                                        -------       -------       --------        --------        --------
Earnings (Loss) Before Income Tax
  (Benefit)..........................   $(2,852)      $(3,650)      $  7,670        $    988        $ (7,241)
                                        =======       =======       ========        ========        ========
Depreciation and Amortization:
Stores...............................                               $  2,812        $  2,516        $  2,692
Catalog..............................                                     --              --              --
Unallocated..........................                                  2,215           1,818           1,503
                                                                    --------        --------        --------
  Total Depreciation and
     Amortization....................                               $  5,027        $  4,334        $  4,195
                                                                    ========        ========        ========
Asset Expenditures:
Stores...............................                               $  5,988        $  2,722        $  4,104
Catalog..............................                                     --              --              --
Unallocated..........................                                  2,443           1,715           2,475
                                                                    --------        --------        --------
  Total Asset Expenditures...........                               $  8,431        $  4,437        $  6,579
                                                                    ========        ========        ========
Assets:
Stores...............................                               $ 13,673        $ 11,564        $ 14,434
Catalog..............................                                     --              --              --
Unallocated..........................                                 68,372          67,098          64,370
                                                                    --------        --------        --------
  Total Assets.......................                               $ 82,045        $ 78,662        $ 78,804
                                                                    ========        ========        ========

                           SHARPER IMAGE CORPORATION

NOTE L -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                             ------------------------------------------------
                                                                            THREE MONTHS ENDED
                                                             ------------------------------------------------
                                                             APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,
            FISCAL YEAR ENDED JANUARY 31, 1999                 1998        1998        1998          1999
            ----------------------------------               ---------   --------   -----------   -----------
       DOLLARS IN THOUSAND EXCEPT PER SHARE AMOUNTS
Revenues...................................................   $39,751    $49,532      $42,955      $110,876
Expenses
  Cost of products.........................................    20,743     25,780       22,404        54,204
  Buying and occupancy.....................................     6,337      6,261        6,397         7,158
  Advertising and promotion................................     4,512      6,904        4,906        11,074
  General, selling and administrative......................    11,646     12,383       12,285        22,692
Other income (expense).....................................      (163)      (176)         603           (22)
Earnings (loss) before income tax (benefit)................    (3,650)    (1,972)      (2,434)       15,726
Income Tax (benefit).......................................    (1,460)      (789)        (974)        6,291
Net earnings (loss)........................................   $(2,190)   $(1,183)     $(1,460)     $  9,435
Net earnings (loss) per share --
  Basic(1).................................................   $ (0.26)   $ (0.14)     $ (0.17)     $   1.08
  Diluted(2)...............................................   $ (0.26)   $ (0.14)     $ (0.17)     $   0.98

                                                             ------------------------------------------------
                                                                            THREE MONTHS ENDED
                                                             ------------------------------------------------
                                                             APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,
            FISCAL YEAR ENDED JANUARY 31, 1998                 1997        1997        1997          1998
            ----------------------------------               ---------   --------   -----------   -----------
       DOLLARS IN THOUSAND EXCEPT PER SHARE AMOUNTS
Revenues...................................................   $36,273    $43,340      $41,106       $96,096
Expenses
  Cost of products.........................................    19,563     23,472       22,115        50,385
  Buying and occupancy.....................................     5,707      5,783        5,946         6,468
  Advertising and promotion................................     3,546      4,715        4,036        10,498
  General, selling and administrative......................    11,021     11,739       11,429        18,885
Other income (expense).....................................       (45)      (118)        (198)         (158)
Earnings (loss) before income tax (benefit)................    (3,609)    (2,487)      (2,618)        9,702
Income Tax (benefit).......................................    (1,443)      (995)      (1,047)        3,880
Net earnings (loss)........................................   $(2,166)   $(1,492)     $(1,571)      $ 5,822
Net earnings (loss) per share --
  Basic(1).................................................   $ (0.26)   $ (0.18)     $ (0.19)      $  0.70
  Diluted (2)..............................................   $ (0.26)   $ (0.18)     $ (0.19)      $  0.67

-------------------------
(1) Basic earnings per share is calculated for interim periods including the effect of stock options exercised in prior interim periods. Basic earnings per share for the fiscal year is calculated using weighted shares outstanding based on the date stock options were exercised. Therefore, basic earnings per share for the cumulative four quarters may not equal fiscal year basic earnings per share.

(2) Diluted net earnings per share for the fiscal year and for quarters with net earnings are computed based on weighted average common shares outstanding which include common stock equivalents (stock options). Net loss per share for quarters with net losses is computed based solely on weighted average common shares outstanding. Therefore, the net earnings (loss) per share for each quarter do not sum up to the earnings per share for the full fiscal year.

                     [INSIDE BACK COVER PAGE OF PROSPECTUS]

           [PHOTOGRAPHS OF SAMPLE PRODUCTS WITH PRODUCT DESCRIPTIONS]

                               SHARPER IMAGE LOGO